Management’s Discussion and Analysis

and

Condensed Consolidated Financial Statements

December 31, 2017

(Unaudited)

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

December 31, 2017

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

LIST OF TABLES

		Page

Table 1a:	Change in Income before Net Unrealized Gains and Losses on Non-Trading Financial Instruments Accounted for at Fair Value, Grants to IDA and Net Gains and Losses attributable to Non-Controlling Interests FY18 YTD vs FY17 YTD	6

Table 1b:	Change in Income before Net Unrealized Gains and Losses on Non-Trading Financial Instruments Accounted for at Fair Value, Grants to IDA and Net Gains and Losses attributable to Non-Controlling Interests FY18 Q2 vs FY17 Q2	6

Table 2:	Reconciliation of reported Net Income to Income Available for Designations	7

Table 3:	FY18 YTD vs FY17 YTD Long-Term Finance and Core Mobilization	8

Table 4:	Funds Managed by AMC and their Activities FY18 YTD vs FY17 YTD	9

Table 5:	IFC’s Capital	12

Table 6:	IFC’s Retained Earnings	12

Table 7:	Main Elements of Net Income (Loss) and Comprehensive Income (Loss)	13

Table 8:	Change in Net Income FY18 YTD vs FY17 YTD	14

Table 9:	FY18 YTD Change in Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives	14

Table 10:	Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY18 YTD vs FY17 YTD	17

Table 11:	Change in Other Comprehensive Income (Loss) - Unrealized Gains and Losses on Equity Investments and Debt Securities FY18 YTD vs FY17 YTD	17

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

I.	INTRODUCTION

This document should be read in conjunction with the International Finance Corporation’s (IFC or the Corporation) consolidated financial statements and management’s discussion and analysis issued for the year ended June 30, 2017 (FY17). IFC undertakes no obligation to update any forward-looking statements.

BASIS OF PREPARATION OF IFC’S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (GAAP). IFC’s accounting policies are discussed in more detail in Note A to IFC’s Condensed Consolidated Financial Statements as of and for the three and six months ended December 31, 2017 (FY18 YTD Financial Statements).

Management uses income available for designations (Allocable Income) (a non-GAAP measure) as a basis for designations of retained earnings. Allocable Income generally comprises net income excluding net unrealized gains and losses on equity investments and net unrealized gains and losses on non-trading financial instruments accounted for at fair value, income from consolidated entities other than AMC, and expenses reported in net income related to prior year designations.

II.	SELECTED FINANCIAL DATA AND FINANCIAL RATIOS

	As of and for the six months ended		As of and for the three months ended		As of and for the year ended
Investment Program (US$ millions)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	June 30, 2017

Long-Term Finance	$4,687	$5,152	$2,948	$3,051	$11,854
Core Mobilization	2,926	3,055	2,602	2,746	7,462

Total commitments (Long-Term Finance and Core Mobilization)	$7,613	$8,207	$5,550	$5,797	$19,316

Income Statement (US$ millions)
Income before grants to IDA	$435	$647	$342	$271	$1,523
Grants to IDA	—	—	—	—	(101)

Net income	$435	$647	$342	$271	$1,422

Add: Net (gains) attributable to non-controlling interests	—	(3)	—	(1)	(4)

Net income attributable to IFC	$435	$644	$342	$270	$1,418

Income available for designations	$351	$464

Key Financial Ratios[1]	as of December 31, 2017	as of December 31, 2016	as of June 30, 2017
Deployable strategic capital (DSC) as a percentage of Total Resources Available (TRA)	5%	5%	8%
Cash and liquid investments as a percentage of next three years’ estimated net cash requirements	91%	83%	82%
Debt to equity ratio	2.7:1	2.8:1	2.7:1
Return on average assets (GAAP-basis)	0.9%	1.4%	1.6%
Return on average capital (GAAP-basis)	3.4%	5.6%	5.9%

IFC’s DSC as a percentage of TRA was 5% at December 31, 2017 and 8% at June 30, 2017. The DSC decreased in FY18 YTD due to an increase in Total Resources Required (TRR) resulting from higher economic capital required from the Treasury portfolio, due to a change in methodology, that outweighed the increase in Total Resources Available (TRA).

IFC’s debt-to-equity ratio was 2.7:1, well within the maximum of 4:1 required by the policy approved by IFC’s Board of Directors and IFC’s overall liquidity as a percentage of the next three years’ estimated net cash needs stood at 91%, above the minimum requirement of the Board of 45%.

[1]	Returns on average assets and capital are annualized.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

III.	OVERVIEW AND BUSINESS MODEL

IFC is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 184 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)2 but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD.

The mission of the WBG is defined by two goals: to end extreme poverty by reducing the percentage of people living on less than $1.90 per day to no more than 3% globally by 2030; and to promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population of every developing country.

These twin goals are mirrored in the 2030 development agenda, which will require a collaborative effort with IFC’s partners in the public and private sectors, civil society and country governments, as well as beneficiaries and stakeholders on the ground.

In the year ended June 30, 2016 (FY16), a new vision, (the Forward Look), on how the WBG can best support the development agenda for 2030, was introduced. The main strategic directions of the Forward Look are:

•	For the WBG to stay engaged with all clients, while continually ensuring that its resources are strategically deployed to meet global and client needs, and are targeted to areas of the world that are most in need of funding; and

•	Create markets to broaden the reach and impact of private sector solutions, support economic growth, and multiply the impact of WBG resources.

IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC’s principal investment products are loans and equity investments, with smaller debt security and guarantee portfolios. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means. Such means principally comprise: loan participations, parallel loans, sales of loans, the non-IFC portion of structured finance transactions which meet core mobilization criteria, the non-IFC portion of commitments in IFC’s initiatives, and the non-IFC investment portion of commitments in funds managed by IFC’s wholly owned subsidiary, IFC Asset Management Company LLC (AMC), (collectively Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from capital (or net worth).

IFC’s capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars ($ or US$) or swapped into US dollars but it has a growing portion of debt issuances denominated in currencies other than USD and which are invested in such currencies. Overall, IFC seeks to minimize foreign exchange and interest rate risks arising from its loans and liquid assets by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

The Management’s Discussion and Analysis contains forward looking statements which may be identified by such terms as “anticipates,” “believes,” “expects,” “intends,” “plans” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC’s control. Consequently, actual future results could differ materially from those currently anticipated.

FINANCIAL PERFORMANCE SUMMARY

IFC’s net income is affected by a number of factors that can result in volatile financial performance. Global equity markets in emerging economies have generally improved in recent years and this trend continued in FY18 YTD. IFC’s major investment currencies were relatively stable against IFC’s reporting currency, the US$ in both FY18 YTD and FY17 YTD. Commodity prices, including oil, were generally higher during FY18 YTD, although there were mixed results across the various sectors.

The market volatility, together with project-specific developments, continues to impact the valuations of IFC’s investments and overall financial results. IFC recorded higher income from equity investments and associated derivatives in FY18 YTD, compared to FY17 YTD, driven by higher valuations, higher dividends, and lower impairments, despite the decrease in realized gains. IFC also continues to experience lower expenses from pension and postretirement benefit plans. However, IFC also recorded higher borrowing charges, consistent with the increase in market interest rates, lower income from liquid asset trading activities, and higher provisions for loan losses.

[2]	The other institutions of the World Bank Group are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guaranty Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

SIX MONTHS ENDED DECEMBER 31, 2017

IFC has reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA, and net gains and losses attributable to non-controlling interests of $369 million in the six months ended December 31, 2017 (FY18 YTD), as compared to $279 million in the six months ended December 31, 2016 (FY17 YTD). The $90 million increase in FY18 YTD when compared to FY17 YTD was principally a result of the following:

Table 1a: Change in Income before Net Unrealized Gains and Losses on Non-Trading Financial Instruments Accounted for at Fair Value, Grants to IDA and Net Gains and Losses Attributable to Non-Controlling Interests FY18 YTD vs FY17 YTD (US$ millions)

Increase (decrease) FY18 YTD vs FY17 YTD
Higher unrealized gains on equity investments and associated derivatives, net	$197
Lower other-than-temporary impairments on equity investments	93
Higher dividend income on equity investments	54
Lower pension expenses	24
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives	17
Higher foreign currency transaction losses on non-trading activities	(7)
Higher provisions for losses on loans, guarantees and other receivables	(29)
Lower income from liquid asset trading activities	(57)
Lower realized gains on equity investments and associated derivatives, net	(92)
Higher charges on borrowings	(132)
Other, net	22

Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$90

Net unrealized gains on non-trading financial instruments accounted for at fair value totaled $66 million in FY18 YTD ($368 million in FY17 YTD) resulting in net income of $435 million in FY18 YTD, as compared to $647 million in FY17 YTD. Net gains attributable to non-controlling interests totaled $0 in FY18 YTD ($3 million in FY17 YTD).

Accordingly, net income attributable to IFC totaled $435 million in FY18 YTD, as compared with $644 million in FY17 YTD.

THREE MONTHS ENDED DECEMBER 31, 2017

IFC has reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA, and net gains and losses attributable to non-controlling interests of $335 million in the three months ended December 31, 2017 (FY18 Q2), as compared to losses of $160 million in the three months ended December 31, 2016 (FY17 Q2). The $495 million increase in income in FY18 Q2 when compared to FY17 Q2 can be analyzed as follows:

Table 1b: Change in Income before Net Unrealized Gains and Losses on Non-Trading Financial Instruments Accounted for at Fair Value, Grants to IDA and Net Gains and Losses Attributable to Non-Controlling Interests FY18 Q2 vs FY17 Q2 (US$ millions)

Increase (decrease) FY18 Q2 vs FY17 Q2
Higher realized gains on equity investments and associated derivatives, net	$161
Lower other-than-temporary impairments on equity investments	114
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives	72
Higher unrealized gains on equity investments and associated derivatives, net	65
Higher dividend income on equity investments	46
Lower provisions for losses on loans, guarantees and other receivables	35
Higher income from liquid asset trading activities	30
Lower foreign currency transaction losses on non-trading activities	27
Lower pension expenses	12
Lower debt securities income (excluding impairments)	(9)
Higher charges on borrowings	(65)
Other, net	7

Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$495

Net unrealized gains on non-trading financial instruments accounted for at fair value totaled $7 million in FY18 Q2 ($431 million in FY17 Q2) resulting in net income of $342 million in FY18 Q2, as compared to $271 million in FY17 Q2. Net gains attributable to non-controlling interests totaled $0 in FY18 Q2 ($1 million in FY17 Q2).

Accordingly, net income attributable to IFC totaled $342 million in FY18 Q2, as compared to net income of $270 million in FY17 Q2.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

Income Available for Designations (a non-GAAP measure)3 was $351 million in FY18 YTD, compared with $464 million in FY17 YTD.

Table 2: Reconciliation of reported Net Income to Income Available for Designations (US$ millions)

	FY18 YTD	FY17 YTD
Net income attributable to IFC	$435	$644
Add: Net gains attributable to non-controlling interests	—	3

Net income	$435	$647
Adjustments to reconcile Net Income to Income Available for Designations
Unrealized gains and losses on investments	(133)	(119)
Unrealized (gains) losses on borrowings	30	(89)
Advisory Services Expenses from prior year designations	19	21
Other	—	4

Income Available for Designations	$351	$464

IFC’s financial performance is detailed more fully in Section VII, Results of Operations.

IV.	CLIENT SERVICES

BUSINESS OVERVIEW

IFC fosters sustainable economic growth in developing countries by financing private sector investment, mobilizing capital in the international financial markets, and providing advisory services to businesses and governments.

For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, IFC assesses the quality of the development benefits realized.

IFC’s strategic focus areas are aligned to advance the World Bank Group’s global priorities.

INVESTMENT SERVICES

IFC’s investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC provides a range of financial products and services to its clients to promote sustainable enterprises, encourage entrepreneurship, and mobilize resources that wouldn’t otherwise be available. IFC’s financing products are tailored to meet the needs of each project. Investment services product lines include: loans, equity investments, trade finance, loan participations, structured finance, client risk management services, and blended finance.

IFC supervises its projects to monitor project performance and compliance with contractual obligations and with IFC’s internal policies and procedures.

INVESTMENT PROGRAM

COMMITMENTS

In FY18 YTD, the Long-Term Finance program was $4,687 million, as compared to $5,152 million in FY17 YTD and Core Mobilization was $2,926 million, as compared to $3,055 million for FY17 YTD, a total decrease of 7%.

In addition, the average outstanding balance for Short-Term Finance was $3,305 million at December 31, 2017, as compared to $3,185 million at June 30, 2017.

CORE MOBILIZATION

Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC’s direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the table below.

[3]	Income available for designations generally comprises net income excluding unrealized gains and losses on investments and unrealized gains and losses on other non-trading financial instruments, income from consolidated VIEs, and expenses reported in net income related to prior year designations.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

Table 3: FY18 YTD vs FY17 YTD Long-Term Finance and Core Mobilization (US$ millions)

	FY18 YTD	FY17 YTD

Total Long-Term Finance and Core Mobilization[4]	$7,613	$8,207

Long-Term Finance
Loans	$3,955	$4,051
Equity investments	646	1,056
Client risk management	50	26
Guarantees	36	19

Total Long-Term Finance	$4,687	$5,152

Core Mobilization
Loan participations, parallel loans, and other mobilization
Loan participations	$943	$889
Parallel loans	883	429
Managed Co-lending Portfolio Program	141	163
Other Mobilization	—	408

Total loan participations, parallel loans and other mobilization	$1,967	$1,889

AMC (see definitions in Table 4)
GEM Funds	$28	$45
Catalyst Fund	20	—
MENA Fund	16	11
Asia Fund	15	46
China-Mexico Fund	—	175
Global Infrastructure Fund	—	156

Total AMC	$79	$433

Other initiatives
Public Private Partnership	$445	$483
Global Trade Liquidity Program and Critical Commodities Finance Program and Global Warehouse Finance Program	435	250

Total other initiatives	$880	$733

Total Core Mobilization	$2,926	$3,055

INVESTEMENT DISBURSEMENTS

IFC disbursed $5,480 million for its own account in FY18 YTD ($5,283 million in FY17 YTD): $4,024 million of loans ($3,267 million in FY17 YTD), $544 million of equity securities ($1,236 million in FY17 YTD), and $912 million of debt securities ($780 million in FY17 YTD).

INVESTMENT PORTFOLIO

The carrying value of IFC’s investment portfolio was $42,145 million at December 31, 2017 ($40,519 million at June 30, 2017), comprising the loan portfolio of $23,477 million ($22,520 million at June 30, 2017), the equity portfolio of $13,264 million ($13,488 million at June 30, 2017), and the debt security portfolio of $5,404 million ($4,511 million at June 30, 2017).

The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) reserves against losses on loans; (iii) unamortized deferred loan origination fees, net; (iv) disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; (vi) unrealized gains and losses on investments accounted for at fair value as available-for-sale; and (vii) unrealized gains and losses on investments.

GUARANTEES AND PARTIAL CREDIT GUARANTEES

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC’s loan pricing policies.

Guarantees of $3,822 million were outstanding (i.e., not called) at December 31, 2017 ($3,528 million at June 30, 2017).

[4]	Debt security commitments are included in loans and equity investments based on their predominant characteristics.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

ASSET MANAGEMENT COMPANY

IFC Asset Management Company, LLC (AMC), a wholly-owned subsidiary of IFC, invests third-party capital and IFC capital, enabling outside investors to benefit from IFC’s expertise in achieving strong equity returns, as well as positive development impact in the countries in which it invests in developing and frontier markets. Investors in funds managed by AMC include sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions. AMC helps IFC mobilize additional capital resources for investment in productive private enterprise in developing countries.

At December 31, 2017, AMC managed thirteen funds, with $10.1 billion total funds raised (thirteen funds; $9.8 billion at June 30, 2017).

The Funds Managed by AMC and their activities as of and for the six months ended December 31, 2017 and 2016 can be summarized as follows:

Table 4: Funds Managed by AMC and their Activities FY18 YTD vs FY17 YTD (US$ millions unless otherwise indicated)

	As of December 31, 2017				For the six months ended December 31, 2017
	Total funds raised			Total	Investment	Investment
	Total	From IFC	From other investors	investment commitments	commitments made by Fund	disbursements made by Fund
Investment Period
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	$418	$75	$343	$330	$24	$21
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)**	1,430	200	1,230	868	—	—
China-Mexico Fund, LP (China-Mexico Fund)***	1,251	—	1,251	320	—	59
IFC Financial Institutions Growth Fund, LP (FIG Fund)	505	150	355	133	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	242	35	38
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	52	25	2
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	89	19	32
IFC Emerging Asia Fund, LP (Asia Fund)	640	150	490	90	20	—
Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,619	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	901	—	—
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)*	550	250	300	82	—	—

Total	$10,053	$2,265	$7,788	$6,082	$123	$152

*	The Russian Bank Cap Fund has completed the exit from all its investments and has initiated the termination and dissolution of the Fund.
**	Includes co-investment fund managed by AMC on behalf of Fund LPs.
***	Includes co-investment managed by AMC on behalf of Fund LP.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

	As of December 31, 2016				For the six months ended December 31, 2016
	Total funds raised			Total investment commitments	Investment commitments made by Fund	Investment disbursements made by Fund
	Total	From IFC	From other investors
Investment Period
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	$418	$75	$343	$268	$10	$22
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)**	1,430	200	1,230	868	189	125
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	315	175	***
IFC Financial Institutions Growth Fund, LP (FIG Fund)	505	150	355	133	—	37
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	152	44	28
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	27	15	15
Women Entrepreneurs Debt Fund, LP (WED Fund)	110	30	80	40	10	30
IFC Emerging Asia Fund, LP (Asia Fund)	427	150	277	70	69	70
Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,619	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	901	36	13
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)*	550	250	300	82	—	—

Total	$9,784	$2,265	$7,519	$5,831	$548	$340

*	The Russian Bank Cap Fund has completed the exit from all its investments and has initiated the termination and dissolution of the Fund.
**	Includes co-investment fund managed by AMC on behalf of Fund LPs.
***	Amounts are less than $0.5 million.

ADVISORY SERVICES

It takes more than finance to achieve sustainable development. IFC’s experience shows the powerful role advice can play in unlocking private sector investment and helping businesses expand and create jobs—thereby strengthening the WBG’s efforts to end poverty and boost shared prosperity.

To help address increasingly complex development challenges, IFC has initiated a holistic strategy to create markets and mobilize private investment. Advisory services are critical for IFC to deliver on the strategy by bringing together the diverse WBG actions needed to create markets and by focusing on building a pipeline of bankable projects, especially in IDA and fragile and conflict-affected areas.

Advisory services will also continue to deliver proven solutions that support clients to raise their standards, expand their market access, enable sector reform and develop a level playing field.

NEW INVESTMENT PORTFOLIO INITIATIVES

MANAGED CO-LENDING PORTFOLIO PROGRAM

•	The Managed Co-Lending Portfolio Program (MCPP) for infrastructure aims to raise $5 billion from private sector investors to co-finance Infrastructure projects across emerging markets. The first phase of the program was launched in FY17 involving partnerships with two investors who each committed to finance $500 million of infrastructure loans. The program utilizes IFC’s MCPP syndication platform. Under this platform, IFC creates loan portfolios for third party investors that resemble the portfolio it is creating for its own account but are not recorded on IFC’s consolidated balance sheet.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

•	MCPP for Financial Institutions is a $1 billion partnership with two insurance companies. The program will support lending to commercial banks globally. The agreement is structured as a credit insurance policy where the two insurers provide credit protection to a portion of IFC’s loan.

PRIVATE SECTOR WINDOW

A $2.5 billion IFC-MIGA Private Sector Window (PSW) has been created in the 18th replenishment5 of IDA (the IDA 18 Replenishment). Its goal is to mobilize private sector investment in IDA-only and IDA-eligible fragile and conflict-affected countries, with particular emphasis on fragile and conflict-affected countries. The PSW is deployed through four facilities: the Local Currency Facility, the Risk Mitigation Facility, MIGA Guarantee Facility and the Blended Finance Facility. These facilities have been designed to target critical challenges faced by the private sector in these difficult markets and leverage IFC and MIGA’s business platforms and instruments. As of December 31, 2017, the first transaction, a cross-currency swap between IFC and IDA with a notional amount of $9 million, was issued under the Local Currency Facility.

V.	LIQUID ASSETS

All liquid assets are managed according to an investment authority approved by the Board of Directors and liquid asset investment guidelines approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.

IFC funds its liquid assets from two sources, borrowings from the market (funded liquidity) and capital (net worth). Liquid assets are managed in a number of portfolios related to these sources.

IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities and mortgage-backed securities, time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmarks within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps and futures and options, and takes positions in various industry sectors and countries.

IFC’s liquid assets are accounted for as trading portfolios. The net asset value of the liquid assets portfolio was $38.4 billion at December 31, 2017 ($39.2 billion at June 30, 2017). The decrease in FY18 YTD reflects net redemptions of borrowings and the net disbursements for operating activities.

FUNDED LIQUIDITY

The primary funding source for liquid assets for IFC is borrowings from market sources. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities (Funded Liquidity) are managed internally against money market benchmarks. A small portion of Funded Liquidity is managed by third parties with the same benchmark as that managed internally.

MANAGED NET WORTH

The second funding source of liquid assets is that portion of IFC’s net worth not invested in equity and equity-like investments (Managed Net Worth) which is managed against a U.S. Treasury benchmark. A portion of these assets are managed by third parties with the same benchmark as that part managed internally.

Income from liquid assets trading activities6 was $367 million in FY18 YTD, $355 million from Funded Liquidity and $12 million from Managed Net Worth.

VI.	FUNDING RESOURCES

BORROWINGS

The major source of IFC’s borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.

IFC’s new medium and long-term borrowings (after the effect of borrowing-related derivatives) totaled $7.5 billion during FY18 YTD ($8.4 billion in FY17 YTD). IFC is increasingly using its borrowings issuances as a tool to promote capital markets development in emerging and frontier markets. Proceeds of these issuances not disbursed into loans have primarily been invested in securities of the related sovereign and sovereign instrumentalities in the currency of the issuances. As a result, borrowings from market sources at December 31, 2017 with no associated interest rate or currency swap amounted to 6% of the total borrowings from market sources (5% at June 30, 2017).

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. IFC’s mandate to help develop domestic capital markets can result in raising local currency funds. As of December 31, 2017, $2.7 billion ($1.9 billion as of December 31, 2016) of such non-US$ denominated market borrowings were outstanding, denominated in Botswana Pula, Chinese Renminbi, Dominican Pesos, Georgian Lari, Indian Rupees, Kazakhstan Tenge, Namibian dollar, New Romanian Lei, New Serbian Dinar, Nigerian Naira, Turkish Lira and Rwanda Francs. Proceeds of such borrowings were invested in such local currencies, on-lent to clients, and/or partially swapped into US dollars.

[5]	A replenishment occurs every three years and involves donors and borrower representatives determining IDA’s strategic directions, financing, and allocation rules.
[6]

Reported gross of borrowing costs and excluding foreign exchange gains and losses on local currency Funded Liquidity which are reported separately from income from liquid assets trading activities in foreign currency gains and losses on non-trading activities and the effects of internal trades related to foregone swapping of market borrowings and Funded Liquidity in certain currencies.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

IFC has short term discount note programs in US$, Chinese renminbi and Turkish lira to provide an additional funding and liquidity management tool for IFC in support of certain of IFC’s trade finance and supply chain initiatives and to expand the availability of short term local currency finance. The discount note programs provide for issuances with maturities ranging from overnight to one year. During FY18 YTD, IFC issued $5.3 billion of discount notes and $2.7 billion were outstanding as of December 31, 2017 under the short-term discount note programs

CAPITAL AND RETAINED EARNINGS

Table 5: IFC’s Capital (US$ millions)

	December 31, 2017	June 30, 2017
Capital
Capital stock, authorized	$2,580	$2,580

Capital stock, subscribed and paid-in	$2,566	$2,566
Accumulated other comprehensive income	586	458
Retained earnings	22,461	22,026

Total IFC capital	$25,613	$25,050
Non-controlling interests	1	3

Total capital	$25,614	$25,053

At December 31, 2017 and June 30, 2017, retained earnings comprised the following:

Table 6: IFC’s Retained Earnings (US$ millions)

	December 31, 2017	June 30, 2017
Undesignated retained earnings	$22,150	$21,901

Designated retained earnings:
Creating Markets Advisory Window (CMAW)	134	—
Grants to IDA	80	—
Advisory services	73	99
IFC SME Ventures for IDA countries and Global Infrastructure Project Development Fund	18	18
Performance-based grants	6	8

Total designated retained earnings	$311	$125

Total retained earnings	$22,461	$22,026

DESIGNATIONS OF RETAINED EARNINGS

Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and, beginning in FY08, on a principles-based Board of Directors-approved financial distribution policy, and are approved by the Board of Directors.

IFC’s Board of Directors has approved a change to the sliding-scale formula and the methodology used for calculating the incremental rate of designation, beginning with the designation in respect of FY17. The revised approach establishes a threshold that no designations of any kind can take place if IFC’s DSC ratio is below 2%, and establishes a framework for prioritizing future designations to advisory services and for transfers to IDA based on IFC’s DSC ratio and a cushion for advisory services. IFC has also created a new mechanism that will be funded for the first time in FY18, the Creating Markets Advisory Window (CMAW), to focus on market creation in IDA-eligible and fragile countries. This new mechanism complements the IFC-MIGA PSW with tools to further mobilize private investment and enhance delivery in the most fragile countries.

The revised approach also establishes a maximum cumulative amount that can be contributed to IDA, during the IDA 18 Replenishment, of $300 million, with no more than $100 million in any given year (plus any shortfall from earlier years).

The approach also caps transfers to IDA during a fiscal year at IFC’s Net Income, if any, for the nine months ended March 31 of that fiscal year with actual transfer to occur in June of that fiscal year. Any amounts designated the prior year and not transferred pursuant to this requirement would be deferred to the next fiscal year. Transfers to IDA will also be deferred to the next fiscal year if capital as reported on IFC’s consolidated balance sheet has declined between June 30 of the prior fiscal year and March 31 of that fiscal year. Accordingly, the transfers to IDA in respect of FY17 will be transferred in June 2018, but capped at IFC’s net income for the nine months ending March 31, 2018, if any, and subject to capital as reported on IFC’s consolidated balance sheet as of March 31, 2018, not declining from capital as reported on IFC’s consolidated balance sheet as of June 30, 2017. Any amount not transferred in June 2018 would then be transferred in the year ending June 2019, subject to that year’s cap.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

IFC recognizes designations of retained earnings for Advisory Services and CMAW when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors. Expenditures for the various approved designations are recorded as expenses in IFC’s consolidated income statement in the period in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

On August 3, 2017, the Board of Directors approved a designation of $85 million of IFC’s retained earnings for IFC’s CMAW, $40 million of IFC’s retained earnings for advisory services, a reallocation of $49 million of the unutilized balances of prior year designations related to Advisory Services to CMAW, and, subject to the conditions detailed above, a designation of up to $80 million of IFC’s retained earnings for grants to IDA. These designations were noted with approval by the Board of Governors on October 13, 2017.

VII.	RESULTS OF OPERATIONS

OVERVIEW

The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income (loss) and comprehensive income (loss) and influences on the level and variability from year to year are:

Table 7: Main Elements of Net Income (Loss) and Comprehensive Income (Loss)

ELEMENTS	SIGNIFICANT INFLUENCES

Net income:

Yield on interest earning assets

Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.

Liquid asset income

Realized and unrealized gains and losses on the liquid asset portfolios, which are driven by external factors such as: the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio

Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance for equity investments. Performance of the equity portfolio (principally realized capital gains, dividends, equity impairments, gains on non-monetary exchanges and unrealized gains and losses on equity investments).

Provisions for losses on loans and guarantees	Risk assessment of borrowers and probability of default and loss given default.

Other income and expenses

Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved and actual administrative expenses and other budgets.

Gains and losses on other non-trading financial instruments accounted for at fair value

Principally, differences between changes in fair values of borrowings, including IFC’s credit spread, and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets. These securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Grants to IDA	Level of the Board of Governors-approved grants to IDA.

Other comprehensive income (loss):

Unrealized gains and losses on listed equity investments and debt securities accounted for as available-for-sale

Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance. Such equity investments are valued using unadjusted quoted market prices and debt securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans

Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

The following paragraphs detail significant variances between FY18 YTD vs FY17 YTD, covering the periods included in IFC’s FY18 YTD Condensed Consolidated Financial Statements.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

NET INCOME

IFC has reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interest of $369 million in FY18 YTD, as compared to $279 million in FY17 YTD.

Table 8: Change in Net Income FY18 YTD vs FY17 YTD (US$ millions)

Increase (decrease) FY18 YTD vs FY17 YTD
Higher unrealized gains on equity investments and associated derivatives, net	$197
Lower other-than-temporary impairments on equity investments	93
Higher dividend income on equity investments	54
Lower pension expenses	24
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives	17
Higher foreign currency transaction losses on non-trading activities	(7)
Higher provisions for losses on loans, guarantees and other receivables	(29)
Lower income from liquid asset trading activities	(57)
Lower realized gains on equity investments and associated derivatives, net	(92)
Higher charges on borrowings	(132)
Other, net	22
Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$90

	FY18 YTD	FY17 YTD
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$369	$279
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	66	368

Net Income	435	647
Net (gains) attributable to non-controlling interests	—	(3)

Net Income attributable to IFC	$435	$644

A more detailed analysis of the components of IFC’s net income follows.

INCOME FROM LOANS AND GUARANTEES, INCLUDING REALIZED GAINS AND LOSSES ON LOANS AND ASSOCIATED DERIVATIVES

IFC’s primary interest earning asset is its loan portfolio. Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY18 YTD totaled $658 million, compared with $641 million in FY17 YTD, an increase of $17 million.

The disbursed loan portfolio increased $963 million from $24,210 million at June 30, 2017 to $25,173 million at December 31, 2017. The increase in the loan portfolio is due to new disbursements exceeding repayments ($903 million in FY18 YTD) and currency exchange rate fluctuations ($170 million in FY18 YTD) as IFC’s reporting currency, the US dollar depreciated against most of IFC’s lending currencies in FY18 YTD, partially offset by the reduction in loans outstanding due to write-offs ($132 million in FY18 YTD). The remainder of the change is primarily due to accrued interest and charges capitalized.

The weighted average contractual interest rate on loans at December 31, 2017 was 5.4% (5.4% as of June 30, 2017), up from 5.3% at December 31, 2016 reflecting the rise in LIBOR as many of IFC’s loans periodically reprice.

Table 9: FY18 YTD Change in Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives (US$ millions)

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY17 YTD	$641
Increase due to lower realized losses on loans	35
Increase due to increase in interest rates	34
Increase due to increase in loan portfolio	19
Increase due to higher income from participation notes, fees and other income	7
Decrease due to lower income from swaps	(8)
Decrease due to higher amount of interest reversed on non-accruing loans, net	(10)
Decrease due to lower recognition of deferred interest	(60)

Change in Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$17

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY18 YTD	$658

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

The decrease in the recognition of deferred interest is primarily due to $67 million of previously capitalized and deferred interest that was recognized in FY17 YTD as a result of a $127 million prepayment.

The decrease in realized losses is primarily due to a $30 million write-off of a loan accounted for under the fair value option reported in FY17 Q2.

INCOME FROM EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES

Income from the equity investment portfolio, including associated derivatives, increased by $253 million from $189 million in FY17 YTD to $442 million in FY18 YTD.

IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met and, where applicable, lock ups have expired. Gains on equity investments and associated derivatives comprise realized and unrealized gains.

IFC recognized realized gains on equity investments and associated derivatives in the form of cash and non-monetary considerations for FY18 YTD of $482 million, as compared with $574 million for FY17 YTD, a decrease of $92 million. Realized gains on equity investments and associated derivatives are concentrated in a small number of investments. In FY18 YTD, there were nine investments that generated individual capital gains in excess of $20 million for a total of $282 million, or 59%, of the FY18 YTD realized gains, compared to seven investments that generated individual capital gains in excess of $20 million for a total of $257 million, or 45%, of the FY17 YTD realized gains.

Dividend income in FY18 YTD totaled $139 million, as compared with $85 million in FY17 YTD. Dividend income in FY18 YTD included returns from two unincorporated joint venture (UJVs) in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $5 million, as compared with $6 million from two such UJVs in FY17 YTD.

Other-than-temporary impairments on equity investments totaled $219 million in FY18 YTD, as compared with $312 million in FY17 YTD, a decrease of $93 million. The largest amount of write-downs in FY18 YTD were from the Middle East and North Africa, South Asia, Sub-Saharan Africa and Latin America and the Caribbean regions. There were four individual equity write-downs in FY18 YTD greater than $10 million, primarily in the financial markets and manufacturing, agribusiness and services sectors.

Net unrealized gains on equity investments and associated derivatives totaled $37 million in FY18 YTD (Net unrealized losses of $160 million in FY17 YTD) reflecting an overall improvement in the macro environment for emerging market equities.

INCOME FROM DEBT SECURITIES AND REALIZED GAINS AND LOSSES ON DEBT SECURITIES AND ASSOCIATED DERIVATIVES

Income from debt securities and realized gains and losses on debt securities and associated derivatives increased to $102 million in FY18 YTD from $97 million in FY17 YTD. The marginal increase was primarily due an increase in interest income of $57 million in FY18 YTD when compared with FY17 YTD due to higher average balances, offset by a $52 million decrease in realized gains / losses (losses of $7 million in FY18 YTD) when compared to FY17 YTD (gains of $45 million).

PROVISION FOR LOSSES ON LOANS, GUARANTEES AND OTHER RECEIVABLES

Non-performing loans (NPLs) decreased by $81 million, from $1,522 million of the disbursed loan portfolio at June 30, 2017 to $1,441 million7 at December 31, 2017. The decrease of $81 million was due to $104 million of loans and loan-like debt securities being placed in NPL status, $143 million being removed from NPL status due to write-offs, $35 million being removed from NPL status due to positive developments such as repayments, prepayments and improvements, and other changes of $7 million. In FY18 YTD, three loans greater than $10 million, totaling $52 million, were placed in NPL status.

IFC recorded a net provision for losses on loans, guarantees and other receivables of $92 million in FY18 YTD ($88 million of specific provisions on loans, $2 million of portfolio provisions on loans, and $2 million provision on guarantees and other receivables) as compared to a provision of $63 million in FY17 YTD ($74 million of specific provisions for losses on loans; $0 of portfolio provisions for losses on loans; and net $11 million release of provision on guarantees and other receivables). Project-specific developments on four loans comprised 86% of the specific provision for losses on loans in FY18 YTD (excluding recoveries).

At December 31, 2017, IFC’s total reserves against losses on loans were $1,472 million or 5.8% of the disbursed loan portfolio ($1,483 million or 6.1% at June 30, 2017), a decrease of $11 million from June 30, 2017. The decrease in reserves against losses on loans was due to write-offs net of recoveries of $121 million, partially offset by provisions of $90 million, foreign exchange losses related to reserves held against non-U.S. dollar-denominated loans of $10 million and other adjustments of $10 million.

Specific reserves against losses on loans at December 31, 2017 of $824 million ($841 million at June 30, 2017) are held against impaired loans of $1,541 million ($1,675 million at June 30, 2017), a coverage ratio of 53% (50% at June 30, 2017).

In the three months ended March 31, 2017 (FY17 Q3), IFC completed the implementation of the Investment Risk Platform (IRP), which replaced IFC’s previous credit risk rating system and economic capital engine. The new rating system better aligns IFC’s practice to internationally recognized standards, where appropriate, given IFC’s portfolio and IRP allows for easier comparison between external ratings and IFC’s internal ratings. More granular ratings are expected to lead to better differentiation and a better understanding of client credit standing which will allow for more focus on those credits that most warrant scrutiny. The improved predictive power for probability of default and loss given default is also anticipated to lead to more informed investment decisions. As a result of implementing IRP, IFC reviewed its methodology for estimating the portfolio reserve against losses, in particular the estimation of the probability of default and loss given default. The implementation of IRP resulted in a $156 million release of portfolio provision related to this change in estimate that was reported in FY17 Q3.

[7]	Includes $66 million reported as debt securities on the Balance Sheet as of December 31, 2017 ($101 million - June 30, 2017).

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

INCOME FROM LIQUID ASSET TRADING ACTIVITIES

The liquid assets portfolio, net of derivatives and securities lending activities, decreased by $0.8 billion from $39.2 billion at June 30, 2017, to $38.4 billion at December 31, 2017. Gross income from liquid asset trading activities totaled $367 million in FY18 YTD compared to $424 million in FY17 YTD, a decrease of $57 million.

Interest income in FY18 YTD totaled $320 million, compared to $275 million in FY17 YTD. The portfolio of ABS and MBS experienced fair value losses totaling $11 million in FY18 YTD. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $58 million of gains in FY18 YTD, resulting in a total gain of $47 million (realized and unrealized). This compares to a total gain (realized and unrealized) of $149 million in FY17 YTD. Gains recorded in FY17 YTD were exceptionally strong as capital markets rebounded from Brexit losses incurred at the end of FY16.

In FY18 YTD, the liquid assets portfolios outperformed their benchmarks by $102 million. Performance was supported by narrowing spreads for our high-quality securities. Other contributors included foreign currency deposits hedged to USD and foreign currency commercial paper. The Corporation reduced its exposure to credit spreads during FY18 YTD and increased its exposure to deposits and money-market instruments. Liquid asset holdings remain well diversified geographically and are increasingly concentrated in money-market instruments.

At December 31, 2017, trading securities with a fair value of $18 million are classified as Level 3 securities ($19 million - June 30, 2017).

CHARGES ON BORROWINGS

IFC’s charges on borrowings increased by $132 million, from $321 million in FY17 YTD (net of $1 million gain on extinguishment of borrowings) to $453 million in FY18 YTD (net of $1 million gain on extinguishment of borrowings), primarily attributable to rising LIBOR rates, and to some degree, to an increase in the weighted average life of the borrowings outstanding

OTHER INCOME

Other income of $257 million for FY18 YTD was $29 million higher than in FY17 YTD ($228 million) due to an increase in fees from advisory services and other income partially offset by a reduction in service fees, primarily mobilization fees. Other income also includes management and other fees from IFC’s consolidated subsidiary, AMC, of $41 million ($42 million in FY17 YTD).

OTHER EXPENSES

Administrative expenses (the principal component of other expenses) increased by $5 million from $514 million in FY17 YTD to $519 million in FY18 YTD. The increase in FY18 YTD is due to higher staff costs, when compared with FY17 YTD. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC’s reimbursable program and expenses incurred in relation to workout situations of $11 million in FY18 YTD ($10 million in FY17 YTD).

IFC recorded expenses from pension and other postretirement benefit plans in FY18 YTD of $122 million, compared with $146 million in FY17 YTD. This decrease was primarily driven by lower amortization of unrecognized net actuarial losses resulting largely from the increase in the discount rates used to determine the projected benefit obligations as of FY17-end, along with lower service cost and higher expected returns on plan assets which were partially offset by higher interest cost.

Advisory services expenses totaled $147 million in FY18 YTD ($139 million in FY17 YTD).

FOREIGN CURRENCY TRANSACTION GAINS AND LOSSES ON NON-TRADING ACTIVITIES

Foreign currency transaction losses reported in net income in FY18 YTD totaled $106 million (losses of $99 million - FY17 YTD). Foreign currency transaction gains on debt securities accounted for as available-for-sale of $34 million in FY18 YTD ($8 million loss - FY17 YTD) are reported in Other Comprehensive Income, while gains and losses on the derivatives economically hedging such debt securities are reported in Net Income. Additionally, these foreign currency gains and losses reported in Other Comprehensive Income are reclassified to Net Income upon sale or repayment. In FY18 YTD, this resulted in a loss of $68 million ($5 million - FY17 YTD), of which $62 million resulted from a single repayment of an available for sale debt security.

Largely due to IFC having a small population of unhedged non-U.S. dollar-denominated loans and debt securities and the U.S. dollar strengthening against such currencies, IFC has recorded overall foreign exchange related losses in a combination of Net Income and Other Comprehensive Income of $72 million in FY18 YTD (losses of $107 million    FY17 YTD).

NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS

IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all market borrowings that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in net income; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

Table 10: Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY18 YTD vs FY17 YTD (US$ millions)

	FY18 YTD	FY17 YTD
Unrealized gains and losses on loans, debt securities and associated derivatives	$96	$279
Unrealized gains and losses on borrowings from market, IDA and associated derivatives, net	(30)	89

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$66	$368

IFC reported net unrealized gains on loans, debt securities and associated derivatives of $96 million in FY18 YTD ($279 million in FY17 YTD). In FY18 YTD this comprised unrealized gains of $48 million on the loan and debt securities portfolio carried at fair value, unrealized gains of $66 million on lending-related swaps, unrealized gain of $1 million on client risk management swaps and unrealized losses of $19 million on other derivatives, mainly conversion features, warrants in investment contracts and interest rate and currency swaps economically hedging client obligations. The unrealized gains of $66 million on lending-related swaps is driven by the increase in value of the pay fixed and receive floating swaps as LIBOR rates have increased.

Changes in the fair value of IFC’s borrowings from market, IDA and associated derivatives, net, includes the impact of changes in IFC’s own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows. IFC’s policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

In FY18 Q2, U.S. fixed income market continued the selloff that began in September 2017 and at end-December 2017, the yield on the benchmark 5 year U.S. Treasury bond stood at 2.2 percent, up from 1.9 percent at the beginning of the fiscal year. IFC recorded unrealized gains of $186 million on medium and long term borrowings carried at fair value in FY18 YTD, which was more than offset by losses of $216 million on related derivatives, resulting in net after swap loss of $30 million (net after swap gains of $89 million in FY17 YTD). Over FY18 YTD, IFC’s after swap spread over 5-year USD Libor was unchanged at 12 basis points and also little changed in JPY, while the cost of borrowing in AUD and NZD after swaps was slightly cheaper at most maturities. Additionally, USD credit spreads narrowed significantly at the 30-year maturity point in the second quarter of FY18, which resulted in a concentration of after swap valuation losses over FY18 YTD in IFC’s portfolio of zero coupon USD issuances.

OTHER COMPREHENSIVE INCOME (OCI)

UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC’s investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values are classified as available-for-sale, with unrealized gains and losses on these investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

Table 11: Change in Other Comprehensive Income (Loss) - Unrealized Gains and Losses on Equity Investments and Debt Securities FY18 YTD vs FY17 YTD (US$ millions)

	FY18 YTD	FY17 YTD
Net unrealized gains and losses on equity investments arising during the period:
Unrealized gains	$404	$414
Unrealized losses	(223)	(238)
Reclassification adjustment for realized gains and other-than-temporary impairments included in net income	(195)	(157)

Net unrealized gains and losses on equity investments	$(14)	$19

Net unrealized gains and losses on debt securities arising during the period:
Unrealized gains	$257	$118
Unrealized losses	(151)	(86)
Reclassification adjustment for realized gains, non-credit related portion of impairments which were recognized in net income and other-than-temporary included in net income	14	3

Net unrealized gains and losses on debt securities	$120	$35

Total unrealized gains and losses on equity investments and debt securities	$106	$54

Net unrealized gains on equity investments and debt securities was $106 million in FY18 YTD. This was primarily driven by higher valuations, due to the improved emerging markets environment, partially offset by the reclassification of realized gains on listed equities.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

VIII. GOVERNANCE AND CONTROL

SENIOR MANAGEMENT CHANGES

The following is a list of the principal officers of IFC as of June 30, 2017:

President	Dr. Jim Yong Kim
Chief Executive Officer	Philippe Le Houérou
Vice President, New Business	Dimitris Tsitsiragos (*)
Vice President, Blended Finance and Partnerships	Nena Stoiljkovic
Vice President, General Counsel and Vice President, Legal, Compliance Risk, and ESG Sustainability	Ethiopis Tafara
Vice President, Portfolio Management	Saran Kebet-Koulibaly (**)
Vice President, Risk and Financial Sustainability	Mohamed Gouled
Vice President, Corporate Strategy and Resources	Stephanie von Friedeburg (****)
Vice President, Treasury and Syndications	Jingdong Hua
Vice President, WBG Controller	Bernard Lauwers
Vice President, Economics and Private Sector Development	Hans Peter Lankes
Vice President, CEO, IFC Asset Management Company LLC (a wholly-owned subsidiary of IFC)	Gavin E.R. Wilson (***)
Vice President, Communications and Outreach	Karin Finkelston

(*)	Dimitris Tsitsiragos left IFC in November 2017.
(**)	Saran Kebet-Koulibaly left IFC in November 2017.
(***)	Gavin E.R. Wilson left IFC and AMC in October 2017 and Marcos Brujis became AMC Chief Executive Officer and Vice President, IFC AMC Services effective November 1, 2017.
(****)	Stephanie von Friedeburg was appointed to the new position of IFC’s Chief Operating Officer, effective January 1, 2018. Stephanie temporarily assumed the position of Vice President, New Business on November 1, 2017.

IFC has realigned the organization to include a greater focus at the regional and country level in order to implement the IFC strategy. The changes include the creation of the above mentioned new position of Chief Operating Officer, to oversee all IFC operations and drive the implementation of the IFC strategy, and the creation of three Regional Vice President positions who will report to the Chief Operating Officer.

IFC announced the following appointments effective January 1, 2018:

•	The appointment of Georgina Baker, Regional Vice President, Latin America & Caribbean and Europe & Central Asia

•	The appointment of Sérgio Pimenta, Regional Vice President, Middle-East and Africa

•	The reassignment of Nena Stoiljkovic, to the position of Regional Vice President, South Asia and East Asia & Pacific.

IFC has also announced the appointment of Monish Mahurkar as Vice President, Corporate Strategy and Resources, including Human Resources and Information Technology, and Mohamed Gouled assumed the IFC Controllers function within Risk and Financial Sustainability, both effective January 1, 2018.

Accordingly, the following is a list of the principal officers of IFC as of January 1, 2018:

President	Dr. Jim Yong Kim
Chief Executive Officer	Philippe Le Houérou
Chief Operating Officer	Stephanie von Friedeburg
Regional Vice President, Latin America & Caribbean and Europe & Central Asia	Georgina Baker
Regional Vice President, Middle-East and Africa	Sérgio Pimenta
Regional Vice President, South Asia and East Asia & Pacific	Nena Stoiljkovic
Vice President and General Counsel, Legal, Compliance Risk, and ESG Sustainability	Ethiopis Tafara
Vice President, Risk and Financial Sustainability	Mohamed Gouled
Vice President, Corporate Strategy and Resources	Monish Mahurkar
Vice President, Treasury and Syndications	Jingdong Hua
Vice President, Economics and Private Sector Development	Hans Peter Lankes
Vice President, CEO, IFC Asset Management Company LLC (a wholly-owned subsidiary of IFC)	Marcos Brujis
Vice President, Partnerships, Communications and Outreach	Karin Finkelston

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

AUDITOR INDEPENDENCE

The appointment of the external auditor for IFC is governed by a set of Board-approved principles that previously included prohibiting the external auditor from providing any non-audit-related services. On December 7, 2016, the Board approved amendments to the policy on the appointment of an external auditor which will come into effect for the FY19 audit period. The primary amendments now permit the external auditor to provide non-prohibited non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management or in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

December 31, 2017

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

as of December 31, 2017 (unaudited) and June 30, 2017 (unaudited)

(US$ millions)

	December 31	June 30

Assets

Cash and due from banks	$1,161	$1,107
Time deposits	14,989	13,576
Trading securities - Note K	28,826	30,188
Securities purchased under resale agreements and receivable for cash collateral pledged - Note P	1,131	932
Investments - Notes B, D, E, F, G, K and M
Loans
($940 at December 31, 2017, $970 at June 30, 2017 at fair value; net of reserve against losses of $1,472 at December 31, 2017, $1,483 at June 30, 2017) - Notes D, E, K and M	23,477	22,520
Equity investments
($10,387 at December 31, 2017, $10,279 at June 30, 2017 at fair value) - Notes B, D, G and K	13,264	13,488
Debt securities - Notes D, F, K and M	5,404	4,511

Total investments	42,145	40,519

Derivative assets - Notes J, K and P	2,351	2,647

Receivables and other assets	3,176	3,285

Total assets	$93,779	$92,254

Liabilities and capital

Liabilities
Securities sold under repurchase agreements and payable for cash collateral received - Note P	$6,276	$5,401

Borrowings outstanding - Note K
From market and other sources at amortized cost	3,273	3,025
From market sources at fair value	50,275	49,927
From International Development Association at fair value	882	955
From International Bank for Reconstruction and Development at amortized cost	—	196

Total borrowings	54,430	54,103

Derivative liabilities - Notes J, K and P	3,378	3,381

Payables and other liabilities	4,081	4,316

Total liabilities	68,165	67,201

Capital
Capital stock, authorized (2,580,000 at December 31, 2017 and June 30, 2017) shares of $1,000 par value each Subscribed and paid-in	2,566	2,566

Accumulated other comprehensive income - Note H	586	458

Retained earnings - Note H	22,461	22,026

Total IFC capital	25,613	25,050

Non-controlling interests	1	3

Total capital	25,614	25,053

Total liabilities and capital	$93,779	$92,254

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

for each of the three and six months ended December 31, 2017 (unaudited) and December 31, 2016 (unaudited)

(US$ millions)

	Three months ended December 31,		Six months ended December 31,
	2017	2016	2017	2016
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives - Note E	$342	$270	$658	$641

Provision for losses on loans, guarantees and other receivables - Note E	(1)	(36)	(92)	(63)

Income (loss) from equity investments and associated derivatives - Note G	318	(68)	442	189

Income from debt securities, including realized gains and losses on debt securities and associated derivatives - Note F	55	70	102	97

Total income from investments	714	236	1,110	864

Income from liquid asset trading activities - Note C	155	125	367	424

Charges on borrowings	(236)	(171)	(453)	(321)

Income from investments and liquid asset trading activities, after charges on borrowings	633	190	1,024	967

Other income
Advisory services income	78	69	133	119
Service fees	13	17	26	36
Other - Note B	58	36	98	73

Total other income	149	122	257	228

Other expenses
Administrative expenses	(270)	(261)	(519)	(514)
Advisory services expenses	(86)	(80)	(147)	(139)
Expense from pension and other postretirement benefit plans - Note O	(61)	(73)	(122)	(146)
Other - Note B	(8)	(9)	(18)	(18)

Total other expenses	(425)	(423)	(806)	(817)

Foreign currency transaction (losses) gains on non-trading activities	(22)	(49)	(106)	(99)

Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	335	(160)	369	279

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value - Note I	7	431	66	368

Net income	342	271	435	647

Net gains attributable to non-controlling interests	—	(1)	—	(3)

Net income attributable to IFC	$342	$270	$435	$644

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

for each of the three and six months ended December 31, 2017 (unaudited) and December 31, 2016 (unaudited)

(US$ millions)

	Three months ended December 31,		Six months ended December 31,
	2017	2016	2017	2016

Net income attributable to IFC	$342	$270	$435	$644

Other comprehensive income (loss)

Unrealized gains and losses on debt securities

Net unrealized gains (losses) on available-for-sale debt securities arising during the period	4	(13)	106	32

Reclassification adjustment for realized gains included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	(11)	(17)	(11)	(23)

Reclassification adjustment for other-than-temporary impairments included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	15	9	25	26

Net unrealized gains (losses) on debt securities	8	(21)	120	35

Unrealized gains and losses on equity investments

Net unrealized gains (losses) on equity investments arising during the period	151	35	181	176

Reclassification adjustment for realized gains included in net income (income from equity investments and associated derivatives)	(165)	(59)	(277)	(266)

Reclassification adjustment for other-than-temporary impairments included in net income (income from equity investments and associated derivatives)	36	33	82	109

Net unrealized (losses) gains on equity investments	22	9	(14)	19

Net unrecognized net actuarial gains (losses) and unrecognized prior service credits (cost) on benefit plans - Note O	11	22	22	44

Total other comprehensive income	41	10	128	98

Total comprehensive income attributable to IFC	$383	$280	$563	$742

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN CAPITAL

for each of the six months ended December 31, 2017 (unaudited) and December 31, 2016 (unaudited)

(US$ millions)

	Attributable to IFC
	Undesignated retained earnings	Designated retained Earnings	Total retained earnings	Accumulated other comprehensive income (loss) - Note H	Capital stock	Total IFC capital	Non- controlling interests	Total capital

At June 30, 2016	$20,475	$133	$20,608	$(431)	$2,566	$22,743	$23	$22,766

Six months ended December 31, 2016
Net income attributable to IFC	644		644			644		644
Other comprehensive income				98		98		98
Payments received for IFC capital stock subscribed					—	—		—
Designations of retained earnings - Note H	(161)	161	—			—		—
Expenditures against designated retained earnings - Note H	25	(25)	—			—		—
Non-controlling interests redeemed							(1)	(1)
Net gains attributable to non-controlling interests						—	3	3

At December 31, 2016	$20,983	$269	$21,252	$(333)	$2,566	$23,485	$25	$23,510

At June 30, 2017	$21,901	$125	$22,026	$458	$2,566	$25,050	$3	$25,053

Six months ended December 31, 2017
Net income attributable to IFC	435		435			435		435
Other comprehensive income				128		128		128
Payments received for IFC capital stock subscribed					—	—		—
Designations of retained earnings - Note H	(205)	205	—			—		—
Expenditures against designated retained earnings - Note H	19	(19)	—			—		—
Non-controlling interests redeemed							(2)	(2)
Net gains attributable to non-controlling interests							—	—

At December 31, 2017	$22,150	$311	$22,461	$586	$2,566	$25,613	$1	$25,614

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the six months ended December 31, 2017 (unaudited) and December 31, 2016 (unaudited)

(US$ millions)

	2017	2016
Cash flows from investing activities
Loan disbursements	$(4,024)	$(3,267)
Investments in equity securities	(544)	(1,236)
Investments in debt securities	(912)	(780)
Loan repayments	3,121	2,846
Equity redemptions	—	78
Debt securities repayments	99	45
Proceeds from sales of loan investments	27	13
Proceeds from sales of equity investments	1,084	973
Proceeds from sales of debt securities	(1)	135
Investment in land and building for headquarters	(9)	—

Net cash used in investing activities	(1,159)	(1,193)

Cash flows from financing activities
Medium and long-term borrowings
Issuance	7,981	9,067
Retirement	(8,654)	(10,979)
Medium and long-term borrowings related derivatives, net	(459)	(694)
Short-term borrowings, net	1,032	1,610
Non-controlling interests redeemed	(2)	(1)

Net cash used in financing activities	(102)	(997)

Cash flows from operating activities
Net income attributable to IFC	435	644
Add: Net gains attributable to non-controlling interests	—	3

Net income	435	647
Adjustments to reconcile net income or loss to net cash used in operating activities:
Realized losses on loans and associated derivatives, net	6	41
Realized losses (gains) on debt securities and associated derivatives, net	7	(45)
Gains on equity investments and related derivatives, net	(519)	(414)
Provision for losses on loans, guarantees and other receivables	92	63
Other-than-temporary impairments on debt securities	25	26
Other-than-temporary impairments on equity investments	219	312
Net premiums received at issuance of borrowings	3	2
Net discounts paid on retirement of borrowings	(14)	(19)
Net realized gains on extinguishment of borrowings	(1)	(1)
Foreign currency transaction gains and losses on non-trading activities	106	99
Net unrealized (gains) losses on non-trading financial instruments accounted for at fair value	(66)	(368)
Change in accrued income on loans, time deposits and securities	(31)	(69)
Change in payables and other liabilities	(205)	(1,606)
Change in receivables and other assets	48	27
Change in trading securities and securities purchased and sold under resale and repurchase agreements	2,795	690

Net cash provided by (used in) operating activities	2,900	(615)

Change in cash and cash equivalents	1,639	(2,805)
Effect of exchange rate changes on cash and cash equivalents	(172)	216

Net change in cash and cash equivalents	1,467	(2,589)
Beginning cash and cash equivalents	14,683	14,505

Ending cash and cash equivalents	$16,150	$11,916

Composition of cash and cash equivalents
Cash and due from banks	$1,161	$1,109
Time deposits	14,989	10,807

Total cash and cash equivalents	$16,150	$11,916

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the six months ended December 31, 2017 (unaudited) and December 31, 2016 (unaudited)

(US$ millions)

	2017	2016
Supplemental disclosure

Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$170	$(188)
Debt securities	34	(8)
Loan and debt security-related currency swaps	(156)	187
Borrowings	(45)	727
Borrowing-related currency swaps	7	(682)

Charges on borrowings paid, net	$463	$341

Non-cash items:
Loan and debt security conversion to equity, net	$—	$49

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The Condensed Consolidated Financial Statements include the financial statements of IFC and consolidated subsidiaries as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, the Consolidated Financial Statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operation.

Consolidated Financial Statements presentation – Certain amounts in prior years have been changed to conform to the current year’s presentation.

Advisory services – Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned. See Notes S and U.

Functional currency – IFC’s functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Consolidation, non-controlling interests and variable interest entities – IFC consolidates:

i)	all majority-owned subsidiaries;

ii)	limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and

iii)	variable interest entities (VIEs) for which IFC is deemed to be the VIE’s primary beneficiary (together, consolidated subsidiaries).

Significant intercompany accounts and transactions are eliminated in consolidation.

Equity interests in consolidated subsidiaries held by third parties are referred to as non-controlling interests. Such interests and the amount of consolidated net income/loss attributable to those interests are identified within IFC’s consolidated balance sheet and consolidated income statement as “non-controlling interests” and “net gains/losses attributable to non-controlling interests”, respectively.

An entity is a VIE if:

i)	its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;

ii)	its equity investors do not have decision-making rights about the entity’s operations; or

iii)	its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE’s net assets change. IFC’s variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.

IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE’s activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In those cases, IFC was considered to be the primary beneficiary if it would absorb the majority of the VIE’s expected losses or expected residual returns. See “Recently adopted accounting standards” in this Note A and Note M for more information regarding the adoption of ASU 2015-02. IFC has a number of investments in VIEs that it manages and supervises in a manner consistent with other portfolio investments.

Fair Value Option and Fair Value Measurements – IFC has adopted FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820) and the Fair Value Option subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

The Fair Value Option

IFC has elected the Fair Value Option for the following financial assets and financial liabilities:

i)	investees in which IFC has significant influence:

a)	direct investments in securities issued by the investee and, if IFC would have otherwise been required to apply equity method accounting, all other financial interests in the investee (e.g., loans);

b)	investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such;

ii)	direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence;

iii)	all equity interests in private equity funds;

iv)	certain hybrid instruments in the investment portfolio;

v)	all market borrowings and investments in certain debt securities that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in earnings; and

vi)	borrowings from IDA.

All borrowings and investments in debt securities for which the Fair Value Option has been elected are economically hedged with derivative or other financial instruments that are accounted for at fair value with changes in fair value reported in earnings as such changes occur. Measuring at fair

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

value those borrowings and investments for which the Fair Value Option has been elected mitigates the earnings volatility that would otherwise occur, due to measuring the borrowings and investments and related economic hedges differently, without having to apply ASC Topic 815’s, Derivatives and Hedging (ASC 815) complex hedge accounting requirements.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated balance sheet based on a measure (fair value) that IFC considers preferable to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

The FVO has been elected for certain hybrid instruments in the investment portfolio that would otherwise require bifurcation of the host and embedded derivative. Election of the FVO for these instruments eliminates the bifurcation requirement.

Equity securities held by consolidated subsidiaries that are investment companies

Pursuant to ASC Topic 946, Financial Services-Investment Companies (ASC 946) and ASC Topic 810, Consolidation, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Pursuant to ASC Topic 320, Investments-Debt and Equity Securities (ASC 320), IFC reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

ASC 820 established a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. It includes IFC’s debt securities and equity investments, which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term of the asset or liability. It includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC’s borrowings accounted for at fair value not included in Level 1.

Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. It consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity and debt securities in the investment portfolios that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, and certain hard-to-price securities in the liquid assets portfolio.

IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds’ net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC 946. If the NAV is not as of IFC’s measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.

Remeasurement of foreign currency transactions – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2017 and June 30, 2016. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC’s practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in Net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the consolidated income statement.

Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC’s accounting policies for loans as indicated herein.

Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

The reserve against losses on loans reflects management’s estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management’s judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan’s contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but are not limited to, the borrower’s financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

For purposes of providing certain disclosures about IFC’s entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries, if any, associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments, which are listed in markets that provide readily determinable fair values, are accounted for as available-for-sale securities at fair value with unrealized gains and losses reported in other comprehensive income in accordance with ASC 320. As noted above under “Fair Value Option and Fair Value Measurements”, direct equity investments and investments in LLPs and LLCs that maintain separate ownership accounts in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and all new equity interests in funds are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost, less impairment. Notwithstanding the foregoing, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

IFC’s investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are fully consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is applied to IFC’s investments in its oil and gas unincorporated joint ventures (UJVs). IFC’s share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments and associated derivatives on the consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold.

Dividends on listed equity investments are recorded on the ex-dividend date, and dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded upon trade date, and realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with certain equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Gains and losses on debt conversions and exchanges of equity interests – Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the income statement.

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Impairment of equity investments – Equity investments accounted for at cost, less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other-than-temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other-than-temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income, while subsequent decreases in fair value, if not other-than-temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities and realized gains and losses on debt securities and associated derivatives on the consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – In determining whether an unrealized loss on debt securities is other-than-temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

Debt securities in the investment portfolio are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent fair value increases and decreases in the fair value of debt securities, if not an additional other-than-temporary impairment, are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. As part of these financial guarantee facilities, IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the “inception” of the guarantee. Guarantees are regarded as called when IFC’s obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC’s annual income before expenditures against designated retained earnings and net unrealized gains and losses on non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC’s consolidated income statement in the year in which they are incurred and reduces the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients who are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC’s financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC’s consolidated balance sheet in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements and receivable for cash collateral pledged, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC’s liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loan-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.

Securities and related derivative instruments within IFC’s liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are

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also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and as cash equivalents in the consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition generally when the original maturities for such instruments are under 90 days or in some cases are under 180 days.

Repurchase, resale and securities lending agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the consolidated balance sheet.

It is IFC’s policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments primarily for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.

All derivative instruments are recorded on the consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets or liabilities unless the hybrid instrument is accounted for at fair value with any changes in fair value reported in income. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio and those associated with equity investments are recorded in net unrealized gains and losses on non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC’s principal business activities and the accounting policies particular to them are described below.

Lending activities IFC’s policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC’s loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries’ capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate US dollar obligations, consistent with IFC’s matched funding policy. IFC elects to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the credit exposure to one of the parties to the agreement, on a mark-to-market basis, exceeds a specified level, that party must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return, or rights to receive, cash collateral associated with these master-netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC’s consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC’s consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC’s consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Recently adopted accounting standards – In November 2014, the FASB issued ASU 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (ASU 2014-16). ASU 2014-16 requires, for purposes of evaluating embedded features for bifurcation under ASU 815, the determination of the nature of a host contract issued in share form to be based on the economic characteristics and risks of the entire hybrid instrument, including the embedded feature being evaluated. Further, the ASU stipulates that the existence or omission of any single term or feature does not necessarily determine the economic characteristics and risks of the host. ASU 2014-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 (which is the year ending June 30, 2017 for IFC). As permitted, IFC early adopted ASU 2014-16 on January 1, 2016 with no material impact on IFC’s financial position, results of operations or cash flows.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Instruments - Going Concern (ASU 2014-15). ASU 2014-15 requires reporting entities to perform interim and annual assessments of their ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year of the date on which the financial statements are available to be issued). A reporting entity will be required to make certain disclosures if there is substantial doubt about the entity’s ability to continue to as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016 (which is the year ending June 30, 2017 for IFC) and for interim periods thereafter. IFC adopted ASU 2014-15, effective June 30, 2017, with no material impact on IFC’s financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU 2016-06, Contingent Put and Call Options in Debt Instruments; ASU 2016-07, Simplifying the Transition to the Equity Method of Accounting; and ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross Versus Net). ASU 2016-06 clarifies certain matters regarding the assessment required under ASC 815 of whether contingent puts and calls embedded in debt instruments require bifurcation. ASU 2016-06 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016, (which is the year ended June 30, 2018 for IFC). Early adoption is permitted. IFC adopted ASU 2016-06 on July 1, 2017 with no material impact on IFC’s financial position, results of operations or cash flows.

ASU 2016-07 simplifies the equity method of accounting by eliminating the requirement to retroactively apply the equity method to an investment that subsequently qualifies for such accounting as a result of an increase in ownership and/or degree of influence. Consequently, when an investment qualifies for equity method accounting, the cost of acquiring the additional ownership would be added to the investor’s previous cost basis and the equity method subsequently applied upon the date the investor obtains the ability to exercise significant influence over the investee. ASU 2016-07 is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2016, (which is the year ended June 30, 2018 for IFC). Given IFC’s current election of the FVO for all investments that otherwise qualify for equity method accounting, IFC adopted ASU 2016-07 effective July 1, 2017 with no material impact on IFC’s financial position, results of operations or cash flows.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In October, 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That are under Common Control (ASC 2016-17). ASC 2016-17 amends Topic 810 so that a single decision maker with respect to a VIE is not required to consider interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, the entity is required to include those interests on a proportional basis consistent with interests held through other related parties. ASC 2016-17 is effective for fiscal years, and interim periods within those annual periods, beginning after December 5, 2016 (which is the year ended June 30, 2018 for IFC). IFC adopted ASU 2016-17 effective July 1, 2017 with no material impact on IFC’s financial position, results of operations or cash flows.

Accounting standards under evaluation – In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IFC has been determined as of December 31, 2017. IFC continues to evaluate the potential future implications of the Act.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09). ASU 2014-09 replaces most existing revenue recognition guidance by establishing a single recognition model for revenue arising from contracts with customers to deliver goods and services and requires additional disclosure regarding those revenues - it does not change current accounting guidance for derivative contracts, investments in and transfers of financial instruments or guarantees. ASU 2014-09 is currently applicable for annual reporting periods and interim periods within those annual periods, beginning after December 15, 2017 (which is the year ending June 30, 2019 for IFC). IFC does not expect ASU 2014-09 to have a material impact on IFC’s financial position, results of operations or cash flows.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities (ASU 2016-01). ASU 2016-01 requires all investments in equity securities to be accounted for at fair value through net income. However, entities may elect to account for equity investments that do not have readily determinable fair values at cost less impairment, as adjusted for observable price changes in orderly transactions for the identical and similar instrument of the issuer. ASU 2016-01 will require separate presentation in other comprehensive income (OCI) the portion of the total change in fair value resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value under the FVO. For public business entities, ASU 2016-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, (which is the year ending June 30, 2019 for IFC). ASC 2016-01’s requirements are to be adopted by means of a cumulative-effect adjustment of the balance sheet as of the beginning of the fiscal year of adoption. Entities may adopt ASU 2016-01’s guidance relative to OCI recognition of changes in fair value due to changes in the instrument-specific credit risk of liabilities measured under the FVO for financial statements of fiscal years or interim periods that have not yet been issued, as of the beginning of the fiscal year of adoption – otherwise early adoption is not permitted. IFC is currently evaluating the impact of ASU 2016-01 which will be impacted by the market conditions at the time of adoption on July 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 introduces a new accounting model that will result in lessees recording most leases on the balance sheet, aligns many of the underlying profit recognition principles with those in ASU 2014-09 and eliminates the use of “bright line” tests currently required for determining lease classification. ASU 2016-02 is effective for fiscal years, and interim periods within the fiscal years, beginning after December 15, 2018, (which is the year ending June 30, 2020 for IFC). Earlier adoption is permitted. IFC is currently evaluating the impact of ASU 2016-02.

In March 2016, the FASB issued ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), that amends ASU 2014-09’s principal-versus-agent guidance. It requires a reporting entity to evaluate whether it is a principal or agent for each specified good or service in a contract with a customer and clarifies the application of the related indicators in accordance with ASC 2014-09’s control principle. ASU 2016-08 has the same effective date as 2014-09, (which is the year ending June 30, 2019 for IFC). IFC is currently evaluating the impact of ASU 2016-08.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (ASU 2016-13). ASU 2016-13 requires the measurement of estimated credit losses on financial instruments held at the balance sheet date based on historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. Contrary to the incurred impairment loss accounting model currently in place, this forward-looking approach is intended to result in the immediate recognition of all estimated credit losses expected to occur over the remaining life of the instruments. The resulting allowance for current expected credit losses (CECL) reduces the amortized cost basis of a financial asset to an amount expected to be collected. For future periods which cannot be forecasted in a reasonable and supportable manner, the reporting entity will revert to historical loss experience. Although ASU 2016-13 does not prescribe a specific methodology, it requires a collective assessment for financial assets with similar risk characteristics. Credit losses for financial assets that do not share similar risk characteristics with other financial assets will be measured individually. Impairment of investments in available-for-sale debt securities will be recognized via the allowance method, which allows for immediate reversals of credit losses. ASU 2016-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (which is the year ended June 30, 2021 for IFC). IFC is currently evaluating the impact of ASU 2016-13.

In March, 2017, The FASB issued ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07). ASU 2017-07 requires entities to (1) disaggregate the current-service-cost component from other components of net periodic benefit cost and present it with other current period compensation costs for related employees in the income statement, and (2) present the other components elsewhere in the income statement and outside of income from operations if that subtotal is presented. In addition, ASU 2017-07 requires entities to disclose the income statement lines that contain the other components if they are not presented on appropriately described lines. ASU 2017-07 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017 (which is the year ended June 30, 2019 for IFC). ASU 2017-07 will have no impact on IFC’s financial position, results of operations or cash flows.

In March, 2017, The FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities (ASU 2017-08). ASU 2017-08 shortens the amortization period for certain investments in callable debt securities purchased at a premium by requiring the premium to be amortized to the earliest call date. ASU 2017-08 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 (which is the year ended June 30, 2020 for IFC). ASU 2016-17 is not expected to have a material impact on IFC’s financial position, results of operations or cash flows.

In addition, during the six months ended December 31, 2017, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on the financial position, results of operations or cash flows of IFC.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC) and AMC Funds

IFC, through its wholly owned subsidiary, AMC, mobilizes capital from outside IFC’s traditional investor pool and manages third-party capital. AMC is consolidated into IFC’s financial statements. At December 31, 2017, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2017).

As a result of the consolidation of AMC, amounts included in IFC’s condensed consolidated balance sheet at December 31, 2017 and June 30, 2017 comprise (US$ millions):

	December 31, 2017	June 30, 2017
Cash, receivables and other assets	$52	$58
Equity investments	*	*
Payables and other liabilities	2	2

*	Less than $0.5 million.

As a result of the consolidation of AMC, amounts included in IFC’s condensed consolidated statement of operations for the three and six months ended December 31, 2017 and 2016 comprise (US$ millions):

	Three months ended		Six months ended
	December 31,		December 31,
	2017	2016	2017	2016
Other income	$23	$24	$41	$42
Other expenses	7	7	12	12

At December 31, 2017, AMC managed thirteen funds (collectively referred to as the AMC Funds). All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P.	61	%**
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
Africa Capitalization Fund, Ltd.	—
IFC Russian Bank Capitalization Fund, LP	45%
IFC Catalyst Funds	18	%***
IFC Global Infrastructure Fund, LP	17%
China-Mexico Fund, LP	—
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds	19	%****
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	26%
IFC Emerging Asia Fund, LP	23%

**	By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
***	The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
****	The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which are comprised of IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.

IFC’s investments in AMC Funds, except for the IFC Russian Bank Capitalization Fund, LP (RBCF) created in June 2012, are accounted for at fair value under the Fair Value Option. RBCF is a VIE and is consolidated by IFC because IFC is deemed its primary beneficiary.

As a result of consolidating RBCF, IFC’s condensed consolidated balance sheet at December 31, 2017 includes $1 million of cash ($5 million of cash - June 30, 2017), and non-controlling interests of $1 million ($3 million - June 30, 2017). These non-controlling interests meet the FASB’s definition of mandatorily redeemable financial instruments because the terms of the underlying partnership agreement provide for a termination date at which time its remaining assets are to be sold, its liabilities settled and the remaining net proceeds distributed to the non-controlling interest holders and IFC. RBCF has completed the exit from all its investments and has initiated the termination and dissolution of the Fund. The settlement value or estimate of cash that would be due and payable to settle the non-controlling interests, assuming an orderly liquidation of RBCF by March 31, 2018, approximates the $1 million of non-controlling interests reflected on IFC’s condensed consolidated balance sheet at December 31, 2017.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – SCOPE OF CONSOLIDATION (continued)

Other Consolidated entities

In August 2015, IFC created a special purpose vehicle, IFC Sukuk Company, to facilitate a $100 million Sukuk under IFC’s borrowings program. The Sukuk is scheduled to mature in September 2020. IFC Sukuk Company is a VIE and has been consolidated into these Condensed Consolidated Financial Statements because IFC is the VIE’s primary beneficiary. The collective impact of this and other entities consolidated into these Condensed Consolidated Financial Statements under the VIE or voting interest model is insignificant.

NOTE C – LIQUID ASSET PORTFOLIO

Income from liquid asset trading activities

Income from liquid asset trading activities for the three and six months ended December 31, 2017 and 2016 comprises (US$ millions):

	Three months ended		Six months ended
	December 31,		December 31,
	2017	2016	2017	2016
Interest income, net	$152	$139	$320	$275
Net gains and losses on trading activities (realized and unrealized)	3	(14)	47	149

Total income from liquid asset trading activities	$155	$125	$367	$424

Net gains and losses on trading activities comprise net losses on asset-backed and mortgage-backed securities of $10 million and $11 million for the three and six months ended December 31, 2017 ($40 million net loss and $22 million net gain - three and six months ended December 31, 2016) and net gains on other trading securities of $13 million and $58 million for the three and six months ended December 31, 2017 ($26 million and $127 million net gains - three and six months ended December 31, 2016).

NOTE D – INVESTMENTS

The carrying amount of investments at December 31, 2017 and June 30, 2017 comprises (US$ millions):

	December 31, 2017	June 30, 2017
Loans
Loans at amortized cost	$24,009	$23,033
Less: Reserve against losses on loans	(1,472)	(1,483)

Loans at amortized cost less reserve against losses	22,537	21,550

Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $1,018 at December 31, 2017, $1,026 – June 30, 2017)	940	970

Total loans	23,477	22,520

Equity investments
Equity investments at cost less impairment	2,877	3,209
Equity investments accounted for at fair value as available-for-sale (cost $2,161 at December 31, 2017, $2,122 – June 30, 2017)	3,615	3,590
Equity investments accounted for at fair value (cost $5,983 at December 31, 2017, $5,973 – June 30, 2017)	6,772	6,689

Total equity investments	13,264	13,488

Debt securities
Debt securities accounted for at fair value as available-for-sale (amortized cost $4,620 at December 31, 2017, $3,930 – June 30, 2017)	4,794	3,984
Debt securities accounted for at fair value under the Fair Value Option (amortized cost $531 at December 31, 2017, $517 – June 30, 2017)	610	527

Total debt securities	5,404	4,511

Total carrying amount of investments	$42,145	$40,519

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES

Loans

Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives for the three and six months ended December 31, 2017 and 2016 comprise the following (US$ millions):

	Three months ended		Six months ended
	December 31,		December 31,
	2017	2016	2017	2016
Interest income	$315	$287	$613	$639
Commitment fees	11	9	20	18
Other financial fees	16	15	31	25
Realized gains (losses) on loans, guarantees and associated derivatives	—	(41)	(6)	(41)

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$342	$270	$658	$641

Reserve against losses on loans and provision for losses on loans

Changes in the reserve against losses on loans for the three and six months ended December 31, 2017 and 2016, and for the years ended June 30, 2017 and 2016, as well as the related recorded investment in loans evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Three months ended December 31, 2017			Six months ended December 31, 2017
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$905	$656	$1,561	$841	$642	$1,483
Provision (release of provision) for losses on loans, net	9	(10)	(1)	88	2	90
Write-offs	(103)	—	(103)	(123)	—	(123)
Recoveries of previously written-off loans	1	—	1	2	—	2
Foreign currency transaction adjustments	—	2	2	6	4	10
Other adjustments*	12	—	12	10	—	10

Ending balance	$824	$648	$1,472	$824	$648	$1,472

Related recorded investment in loans at December 31, 2017 evaluated for impairment**	$24,009	$22,468	$24,009	$24,009	$22,468	$24,009
Recorded investment in loans with specific reserves	$1,541			$1,541

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	Three months ended December 31, 2016			Six months ended December 31, 2016
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$988	$817	$1,805	$965	$810	$1,775
Provision (release of provision) for losses on loans, net	45	(6)	39	74	—	74
Write-offs	(115)	—	(115)	(123)	—	(123)
Recoveries of previously written-off loans	—	—	—	1	—	1
Foreign currency transaction adjustments	(6)	(7)	(13)	(9)	(6)	(15)
Other adjustments*	1	—	1	5	—	5

Ending balance	$913	$804	$1,717	$913	$804	$1,717

Related recorded investment in loans at December 31, 2016 evaluated for impairment**	$22,757	$21,004	$22,757	$22,757	$21,004	$22,757
Recorded investment in loans with specific reserves	$1,753			$1,753

*	Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
**	IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

	Year ended June 30, 2017				Year ended June 30, 2016
	Specific reserves	Portfolio reserves		Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$965	$810		$1,775	$962	$781	$1,743
Provision (release of provision) for losses on loans, net	268	(171	)***	97	319	36	355
Write-offs	(417)	—		(417)	(310)	—	(310)
Recoveries of previously written-off loans	2	—		2	18	—	18
Foreign currency transaction adjustments	3	3		6	(18)	(7)	(25)
Other adjustments*	20	—		20	(6)	—	(6)

Ending balance	$841	$642		$1,483	$965	$810	$1,775

Related recorded investment in loans at June 30, 2017 and 2016 evaluated for impairment**	$23,033	$21,358		$23,033	$22,681	$20,929	$22,681
Recorded investment in loans with specific reserves	$1,675				$1,752

*	Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
**	IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.
***	Includes $156 million release of provision in FY17 Q3 due to a change in estimate as a result of reviewing IFC’s methodology for estimating the portfolio reserves against losses, in particular the probability of default and loss given default, pursuant to the implementation of a new Investment Risk Platform (IRP), which replaced IFC’s previous credit risk rating system.

Reserve for losses on guarantees and other receivables and provision for losses on guarantees and other receivables

Changes in the reserve against losses on guarantees for the three and six months ended December 31, 2017 and 2016, and for the years ended June 30, 2017 and 2016, are summarized below (US$ millions):

	Three months ended		Six months ended		Year ended
	December 31,		December 31,		June 30,
	2017	2016	2017	2016	2017	2016
Beginning balance	$12	$15	$12	$23	$23	$20
Provision (release of provision) for losses on guarantees	2	(2)	2	(10)	(11)	3

Ending balance	$14	$13	$14	$13	$12	$23

***	Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Changes in the reserve against losses on other receivables for the three and six months ended December 31, 2017 and 2016, and for the years ended June 30, 2017 and 2016, are summarized below (US$ millions):

	Three months ended		Six months ended		Year ended
	December 31,		December 31,		June 30,
	2017	2016	2017	2016	2017	2016
Beginning balance	$8	$8	$8	$8	$8	$7
Provision (release of provision) for losses on other receivables	*	(1)	*	(1)	*	1

Ending balance	$8	$7	$8	$7	$8	$8

*	Less than $0.5 million.

Impaired loans

The average recorded investment and the recorded investment in loans at amortized cost that are impaired at December 31, 2017 and June 30, 2017 are as follows (US$ millions):

	December 31, 2017	June 30, 2017
Average recorded investment in loans at amortized cost that are impaired	$1,628	$1,792
Recorded investment in loans at amortized cost that are impaired	1,541	1,675

Loans at amortized cost that are impaired with specific reserves are summarized by industry sector and geographic region as follows (US$ millions):

	December 31, 2017
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services
Asia	$73	$158	$51	$91	$—
Europe, Middle East and North Africa	386	692	162	452	3
Sub-Saharan Africa, Latin America and Caribbean	156	178	61	154	1
Other	—	15	—	—	—

Total manufacturing, agribusiness and services	615	1,043	274	697	4

Financial markets
Asia	—	2	—	—	—
Europe, Middle East and North Africa	27	31	27	32	2
Sub-Saharan Africa, Latin America and Caribbean	45	73	34	51	1

Total financial markets	72	106	61	83	3

Infrastructure and natural resources
Asia	98	120	68	89	2
Europe, Middle East and North Africa	153	179	116	152	1
Sub-Saharan Africa, Latin America and Caribbean	521	532	278	522	4

Total infrastructure and natural resources	772	831	462	763	7

Telecom, media & technology, and venture investing
Europe, Middle East and North Africa	61	61	15	64	1
Sub-Saharan Africa, Latin America and Caribbean	21	21	12	21	—

Total Telecom, media & technology, and venture investing	82	82	27	85	1

Total	$1,541	$2,062	$824	$1,628	$15

All impaired loans at December 31, 2017 had specific reserves

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2017
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services
Asia	$101	$153	$84	$102	$1
Europe, Middle East and North Africa	447	682	226	600	12
Sub-Saharan Africa, Latin America and Caribbean	167	189	58	167	9
Other	—	15	—	10	—

Total manufacturing, agribusiness and services	715	1,039	368	879	22

Financial markets
Asia	—	2	—	—	—
Europe, Middle East and North Africa	33	38	18	35	3
Sub-Saharan Africa, Latin America and Caribbean	45	70	15	43	1

Total financial markets	78	110	33	78	4

Infrastructure and natural resources
Asia	105	119	67	112	—
Europe, Middle East and North Africa	167	176	108	155	4
Sub-Saharan Africa, Latin America and Caribbean	524	535	241	478	20

Total infrastructure and natural resources	796	830	416	745	24

Telecom, media & technology, and venture investing
Europe, Middle East and North Africa	65	65	13	68	3
Sub-Saharan Africa, Latin America and Caribbean	21	21	11	22	1

Total Telecom, media & technology, and venture investing	86	86	24	90	4

Total	$1,675	$2,065	$841	$1,792	$54

All impaired loans at June 30, 2017 had specific reserves.

Nonaccruing loans

Loans on which the accrual of interest has been discontinued amounted to $1,375 million at December 31, 2017 ($1,421 million – June 30, 2017). The interest income on such loans for the three and six months ended December 31, 2017 and 2016 is summarized as follows (US$ millions):

	Three months ended		Six months ended
	December 31,		December 31,
	2017	2016	2017	2016
Interest income not recognized on nonaccruing loans	$38	$22	$69	$54
Interest income recognized on loans in nonaccrual status related to current and prior years, on a cash basis	17	8	23	13

The recorded investment in nonaccruing loans at amortized cost at December 31, 2017 and June 30, 2017 is summarized by industry sector and geographic region as follow (US$ millions):

	December 31, 2017
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Telecom, media & technology, and venture investing	Total recorded investment in nonaccruing loans
Asia	$78	$—	$98	$—	$176
Europe, Middle East and North Africa	352	26	145	61	584
Sub-Saharan Africa, Latin America and Caribbean	182	41	274	25	522

Total disbursed loans at amortized cost	$612	$67	$517	$86	$1,282

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2017
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Telecom, media & technology, and venture investing	Total recorded investment in nonaccruing loans
Asia	$106	$—	$105	$—	$211
Europe, Middle East and North Africa	392	33	129	64	618
Sub-Saharan Africa, Latin America and Caribbean	165	45	271	22	503

Total disbursed loans at amortized cost	$663	$78	$505	$86	$1,332

Past due loans

An age analysis, based on contractual terms, of IFC’s loans at amortized cost by industry sector and geographic region follows (US$ millions):

	December 31, 2017
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services
Asia	$21	$—	$78	$99	$1,416	$1,515
Europe, Middle East and North Africa	12	15	306	333	2,189	2,522
Sub-Saharan Africa, Latin America and Caribbean	33	—	157	190	2,676	2,866
Other	—	—	—	—	575	575

Total manufacturing, agribusiness and services	66	15	541	622	6,856	7,478

Financial markets
Asia	—	—	—	—	2,066	2,066
Europe, Middle East and North Africa	—	—	3	3	2,073	2,076
Sub-Saharan Africa, Latin America and Caribbean	—	—	26	26	3,389	3,415
Other	—	—	—	—	1,001	1,001

Total financial markets	—	—	29	29	8,529	8,558

Infrastructure and natural resources
Asia	—	—	98	98	1,768	1,866
Europe, Middle East and North Africa	—	—	158	158	1,512	1,670
Sub-Saharan Africa, Latin America and Caribbean	—	—	106	106	3,619	3,725
Other	—	—	—	—	203	203

Total infrastructure and natural resources	—	—	362	362	7,102	7,464

Telecom, media & technology, and venture investing
Asia	—	—	—	—	269	269
Europe, Middle East and North Africa	—	—	46	46	55	101
Sub-Saharan Africa, Latin America and Caribbean	11	—	20	31	254	285

Total Telecom, media & technology, and venture investing	11	—	66	77	578	655

Total disbursed loans at amortized cost	$77	$15	$998	$1,090	$23,065	$24,155

Unamortized deferred loan origination fees, net and other						(141)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(5)

Recorded investment in loans at amortized cost						$24,009

At December 31, 2017, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2017
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services
Asia	$—	$—	$102	$102	$1,514	$1,616
Europe, Middle East and North Africa	33	3	377	413	1,963	2,376
Sub-Saharan Africa, Latin America and Caribbean	4	20	134	158	2,571	2,729
Other	—	—	—	—	587	587

Total manufacturing, agribusiness and services	37	23	613	673	6,635	7,308

Financial markets
Asia	—	—	—	—	1,859	1,859
Europe, Middle East and North Africa	5	—	3	8	1,945	1,953
Sub-Saharan Africa, Latin America and Caribbean	20	—	26	46	3,059	3,105
Other	—	—	—	—	894	894

Total financial markets	25	—	29	54	7,757	7,811

Infrastructure and natural resources
Asia	—	—	105	105	1,737	1,842
Europe, Middle East and North Africa	11	—	143	154	1,503	1,657
Sub-Saharan Africa, Latin America and Caribbean	64	13	36	113	3,509	3,622
Other	—	—	—	—	211	211

Total infrastructure and natural resources	75	13	284	372	6,960	7,332

Telecom, media & technology, and venture investing
Asia	—	—	—	—	305	305
Europe, Middle East and North Africa	—	—	46	46	57	103
Sub-Saharan Africa, Latin America and Caribbean	—	—	16	16	309	325

Total Telecom, media & technology, and venture investing	—	—	62	62	671	733

Total disbursed loans at amortized cost	$137	$36	$988	$1,161	$22,023	$23,184

Unamortized deferred loan origination fees, net and other						(144)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(7)

Recorded investment in loans at amortized cost						$23,033

At June 30, 2017, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Loan Credit Quality Indicators

IFC utilizes a rating system to classify loans according to credit worthiness and risk. In FY17 Q3, IFC implemented a new rating system, replacing its previous rating system. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the new rating system follows:

Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor’s ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong

An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor’s ability to meet its financial obligations remains strong.

CR-3	BBB+		An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than ‘CR-1’ and ‘CR-2’.
CR-4	BBB	Adequate

An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.

CR-5	BBB-

An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-6	BB+		An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB	Moderate

An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor’s insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-8	BB-

An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor’s insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-9	B+

An obligor rated CR-9 is less vulnerable to default than obligors rated ‘CR-10’ or ‘CR-11’. Significantly negative business, financial, or economic conditions will likely weaken the obligor’s financial profile and ability to meet its financial obligations.

CR-10	B	Weak

An obligor rated CR-10 is more vulnerable to default than obligors rated ‘CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor’s financial profile and ability to meet its financial obligations.

CR-11	B-

An obligor rated CR-11 is more vulnerable to default than obligors rated ‘CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor’s financial profile and ability to meet its financial obligations than a company rated CR-10.

CR-12	CCC+	Very Weak/ Special Attention

An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations

CR-13	CCC	Very Weak /Substandard

An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.

CR-14	CCC-	Extremely Weak /Doubtful

An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.

CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s accounting definition of default.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

A summary of IFC’s loans at amortized cost by credit quality indicator effective December 31, 2017 and June 30, 2017 respectively, as well as by industry sector and geographic region follows (US$ millions):

	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Total disbursed loans at amortized cost at December 31, 2017	$56	$1,103	$3,778	$8,992	$7,159	$696	$635	$438	$1,298	$24,155

Total disbursed loans at amortized cost at June 30, 2017	$56	$1,029	$3,308	$9,196	$6,151	$1,114	$466	$456	$1,408	$23,184

December 31, 2017
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$40	$232	$908	$2,422	$1,815	$93	$17	$18	$171	$5,716
Europe, Middle East and North Africa	—	343	985	2,110	1,874	101	195	192	569	6,369
Sub-Saharan Africa, Latin America and Caribbean	—	528	1,362	3,493	3,207	492	423	228	558	10,291
Other	16	—	523	967	263	10	—	—	—	1,779

Total geographic region	$56	$1,103	$3,778	$8,992	$7,159	$696	$635	$438	$1,298	$24,155

December 31, 2017
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$56	$645	$1,392	$2,623	$1,703	$146	$132	$194	$587	$7,478
Financial markets	—	30	2,011	4,606	1,753	60	30	34	34	8,558
Infrastructure and natural resources	—	300	298	1,552	3,620	433	467	198	596	7,464
Telecom, media & technology, and venture investing	—	128	77	211	83	57	6	12	81	655

Total industry sector	$56	$1,103	$3,778	$8,992	$7,159	$696	$635	$438	$1,298	$24,155

June 30, 2017
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$40	$257	$1,054	$2,355	$1,557	$118	$22	$19	$200	$5,622
Europe, Middle East and North Africa	—	253	610	2,367	1,574	390	63	217	615	6,089
Sub-Saharan Africa, Latin America and Caribbean	—	518	1,116	3,610	2,737	606	381	220	593	9,781
Other	16	1	528	864	283	—	—	—	—	1,692

Total geographic region	$56	$1,029	$3,308	$9,196	$6,151	$1,114	$466	$456	$1,408	$23,184

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

June 30, 2017
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$56	$551	$1,191	$2,783	$1,447	$388	$150	$75	$667	$7,308
Financial markets	—	29	1,763	4,369	1,412	122	36	45	35	7,811
Infrastructure and natural resources	—	300	262	1,769	3,226	538	273	324	640	7,332
Telecom, media & technology, and venture investing	—	149	92	275	66	66	7	12	66	733

Total industry sector	$56	$1,029	$3,308	$9,196	$6,151	$1,114	$466	$456	$1,408	$23,184

Loan modifications, including past due amounts capitalized and written off, during the three and six months ended December 31, 2017 considered troubled debt restructurings totaled $25 million and $72 million ($114 million and $187 million – three and six months ended December 31, 2016). There were two loans that defaulted during the six months ended December 31, 2017 that had been modified in a troubled debt restructuring within 12 months prior to the date of default with an outstanding balance of $14 million.

Guarantees

IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at December 31, 2017 totaled $4,463 million ($4,599 million – June 30, 2017). Guarantees of $3,822 million that were outstanding (i.e., not called) at December 31, 2017 ($3,528 million – June 30, 2017), were not included in loans on IFC’s condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTE F – DEBT SECURITIES

Income from debt securities, including realized gains and losses on debt securities and associated derivatives for the three and six months ended December 31, 2017 and 2016 comprise the following (US$ millions):

	Three months ended		Six months ended
	December 31,		December 31,
	2017	2016	2017	2016
Interest income	$75	$40	$133	$76
Dividends	1	—	1	2
Realized gains (losses) on debt securities and associated derivatives	(6)	39	(7)	45
Other-than-temporary impairments	(15)	(9)	(25)	(26)

Total income from debt securities, including realized gains and losses on debt securities and associated derivatives	$55	$70	$102	$97

Nonaccruing debt securities

Debt securities on which the accrual of interest has been discontinued amounted to $66 million at December 31, 2017 ($101 million – June 30, 2017).

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F – DEBT SECURITIES (continued)

Debt securities accounted for as available-for-sale at December 31, 2017 and June 30, 2017 comprise (US$ millions):

	December 31, 2017
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$3,621	$124	$(23)	$35	$3,757
Preferred shares	215	62	(2)	—	275
Asset-backed securities	784	—	*	(22)	762

Total	$4,620	$186	$(25)	$13	$4,794

*	Less than $0.5 million.

	June 30, 2017
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$3,169	$107	$(11)	$(72)	$3,193
Preferred shares	220	48	(1)	—	267
Asset-backed securities	541	—	—	(17)	524

Total	$3,930	$155	$(12)	$(89)	$3,984

The following table shows the unrealized losses and fair value of debt securities at December 31, 2017 and June 30, 2017 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis (US$ millions):

	December 31, 2017
	Less than 12 months		12 months or greater			Total
	Fair value	Unrealized losses	Fair value	Unrealized losses		Fair value	Unrealized losses
Corporate debt securities	$715	$(16)	$125		$(7)	$840	$(23)
Preferred shares	11	(1)	1		(1)	12	(2)
Asset-backed securities	15	*	—		—	15	*

Total	$741	$(17)	$126		$(8)	$867	$(25)

* Less than $0.5 million.

	June 30, 2017
	Less than 12 months		12 months or greater			Total
	Fair value	Unrealized losses	Fair value	Unrealized losses		Fair value	Unrealized losses
Corporate debt securities	$599	$(11)	$2	$	*	$601	$(11)
Preferred shares	16	(1)	—		—	16	(1)

Total	$615	$(12)	$2	$	*	$617	$(12)

*	Less than $0.5 million.

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC’s assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC’s assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES

Income from equity investments and associated derivatives for the three and six months ended December 31, 2017 and 2016 comprises the following (US$ millions):

	Three months ended		Six months ended
	December 31,		December 31,
	2017	2016	2017	2016
Gains on equity investments and associated derivatives, net	$301	$75	$519	$414
Dividends	97	51	139	85
Other-than-temporary impairments:
Equity investments at cost less impairment	(46)	(163)	(137)	(203)
Equity investments available-for-sale	(36)	(33)	(82)	(109)

Total other-than-temporary impairments	(82)	(196)	(219)	(312)

Custody, fees and other	2	2	3	2

Total income (loss) from equity investments and associated derivatives	$318	$(68)	$442	$189

Gains on equity investments and associated derivatives includes net realized gains on equity investments and associated derivatives of $262 million for the three months ended December 31, 2017 ($101 million – three months ended December 31, 2016) and $482 million for the six months ended December 31, 2017 ($574 million – six months ended December 31, 2016).

Dividends include $2 million for the three months ended December 31, 2017 ($3 million – three months ended December 31, 2016) and $5 million for the six months ended December 31, 2017 ($6 million – six months ended December 31, 2016) of receipts, net of cash disbursements, related to investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed. Instead distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds will be liquidated over five to eight years. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital and totaled $3,771 million as of December 31, 2017 ($3,630 million – June 30, 2017).

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Creating Markets Advisory Window	Performance- based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings

At June 30, 2016	$—	$98	$—	$12	$20	$3	$133

Year ended June 30, 2017
Designations of retained earnings	101	60	—	—	—	—	161
Expenditures against designated retained earnings	(101)	(59)	—	(4)	(2)	(3)	(169)

At June 30, 2017	$—	$99	$—	$8	$18	$—	$125

Six months ended December 31, 2017
Designations of retained earnings	80	40	85	—	—	—	205
Reallocation of prior year designations	—	(49)	49	—	—	—	—
Expenditures against designated retained earnings	—	(17)	*	(2)	*	—	(19)

At December 31, 2017	$80	$73	$134	$6	$18	$—	$311

*	Less than $0.5 million.

On August 3, 2017, the Board of Directors approved a designation of $85 million of IFC’s retained earnings for IFC’s Creating Markets Advisory Window (CMAW), $40 million of IFC’s retained earnings for advisory services, a reallocation of $49 million of the unutilized balances of prior year designations related to Advisory Services to CMAW, and a designation of $80 million of IFC’s retained earnings for grants to IDA. The transfer of funds to IDA are subject to certain conditions, including IFC’s financial results.

On October 13, 2017, the Board of Governors noted with approval the designations approved by the Board of Directors. IFC recognizes designation of retained earnings for advisory services and CMAW when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors.

Accumulated other comprehensive income

The components of accumulated other comprehensive income at December 31, 2017 and June 30, 2017 are summarized as follows (US$ millions):

	December 31, 2017	June 30, 2017
Net unrealized gains on available-for-sale debt securities	$174	$54
Net unrealized gains on available-for-sale equity investments	1,454	1,468
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(1,042)	(1,064)

Total accumulated other comprehensive income	$586	$458

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE I – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the three and six months ended December 31, 2017 and 2016 comprise (US$ millions):

	Three months ended		Six months ended
	December 31,		December 31,
	2017	2016	2017	2016
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized gains (losses) on loans and associated derivatives	$62	$255	$16	$287
Unrealized gains (losses) on debt securities and associated derivatives	44	(17)	80	(8)

Total net unrealized gains (losses) on loans, debt securities and associated derivatives	106	238	96	279

Unrealized gains and losses on borrowings from market, IDA and associated derivatives:
Unrealized gains and losses on market borrowings accounted for at fair value:
Credit spread component	(77)	177	(65)	241
Interest rate, foreign exchange and other components	266	993	244	1,034

Total unrealized gains (losses) on market borrowings	189	1,170	179	1,275

Unrealized (losses) gains on derivatives associated with market borrowings	(295)	(1,010)	(216)	(1,224)

Unrealized gains (losses) on borrowings from IDA accounted for at fair value	7	33	7	38

Total net unrealized gains (losses) on borrowings from market, IDA and associated derivatives	(99)	193	(30)	89

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$7	$431	$66	$368

As discussed in Note A, “Summary of significant accounting and related policies”, market borrowings economically hedged with financial instruments, including derivatives, accounted for at fair value with changes therein reported in earnings are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in “Unrealized gains and losses on borrowings from market, IDA and associated derivatives” includes the impact of changes in IFC’s own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of the cash flows on the market borrowings.

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, “Summary of significant accounting and related policies”, IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes IFC’s risk management and use of derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at December 31, 2017 and June 30, 2017 is summarized as follows (US$ millions):

Condensed Consolidated balance sheet location	December 31, 2017	June 30, 2017
Derivative assets
Interest rate	$263	$309
Foreign exchange	103	53
Interest rate and currency	1,805	2,051
Equity and other	180	234

Total derivative assets	$2,351	$2,647

Derivative liabilities

Interest rate	$710	$662
Foreign exchange	378	262
Interest rate and currency	2,279	2,444
Equity and other	11	13

Total derivative liabilities	$3,378	$3,381

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS (continued)

The effect of derivative instrument contracts on the condensed consolidated statement of operations for the three and six months ended December 31, 2017 and 2016 is summarized as follows (US$ millions):

		Three months ended December 31,		Six months ended December 31,
Derivative risk category	Income statement location	2017	2016	2017	2016
Interest rate	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$(1)	$(3)	$—	$(7)
	Income from debt securities, including realized gains and losses on debt securities and associated derivatives	—	(1)	(1)	(1)
	Income from liquid asset trading activities	3	48	(14)	35
	Charges on borrowings	30	51	63	75
	Other income	(1)	—	(1)	(1)
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(95)	(554)	(97)	(728)

Foreign exchange	Income from equity investments and associated derivatives	—	—	—	—
	Income from liquid asset trading activities	52	16	88	50
	Foreign currency transaction gains and losses on non-trading activities	(61)	5	(100)	(39)
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(1)	—	(1)	(1)

Interest rate and currency	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	(39)	(37)	(93)	(78)
	Income from debt securities, including realized gains and losses on debt securities and associated derivatives	(9)	(3)	(16)	(7)
	Income from liquid asset trading activities	26	49	60	113
	Charges on borrowings	184	187	366	360
	Foreign currency transaction gains and losses on non-trading activities	(360)	(243)	(434)	(116)
	Other income	—	—	—	—
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(136)	(221)	(53)	(244)

Equity	Income (loss) from equity investments and associated derivatives	(42)	(45)	(36)	(47)
	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	—	—	—	—
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	—	8	(17)	10

Other derivative contracts	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	—	—	—	—

	Total	$(450)	$(743)	$(286)	$(626)

The income related to each derivative risk category includes realized and unrealized gains and losses.

At December 31, 2017, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $58,686 million ($57,477 million at June 30, 2017), foreign exchange contracts was $22,880 million ($16,550 million at June 30, 2017) and interest rate and currency contracts was $34,677 million ($37,253 million at June 30, 2017). At December 31, 2017, there were 377 equity contracts related to IFC’s loan and equity investment portfolio and 1 other derivative contract recognized as derivatives assets or liabilities under ASC Topic 815 (371 equity risk and other contracts at June 30, 2017).

NOTE K – FAIR VALUE MEASUREMENTS

Many of IFC’s financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their contractual cash flows.

The estimated fair values as of December 31, 2017 and June 30, 2017 reflect multiple factors such as interest rates, credit risk, foreign currency exchange rates and commodity prices. Reasonable comparability of fair values among financial institutions is not likely because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standard in the market introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

All of IFC’s financial instruments in its liquid assets portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC’s Corporate Risk Committee (CRC), a subcommittee of IFC’s Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC’s Treasury department and IFC’s Corporate and Portfolio Risk Management department maintains oversight for the pricing of liquid assets.

IFC’s regional and industry departments are primarily responsible for fair valuing IFC’s investment portfolio (equity investments, debt securities, loan investments and related derivatives). IFC’s Portfolio Valuation Unit, in Risk & Financial Sustainability, and Portfolio Review Unit, in Finance and Accounting, provide oversight over the fair valuation process by monitoring and reviewing the fair values of IFC’s investment portfolio. A Portfolio Committee, a committee of IFC’s management team, was established effective FY18 Q1 with responsibilities that include oversight of portfolio valuations.

IFC’s borrowings are fair valued by the Quantitative Analysis and Modeling Group in IFC’s Treasury department under the oversight of the Corporate Portfolio and Risk Management department.

The methodologies used and key assumptions made to estimate fair values as of December 31, 2017, and June 30, 2017, are summarized below.

Liquid assets – The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. Securities valued using vendor prices for which there is evidence of high market trade activity may also be classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

Loans and debt securities – Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. All loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of December 31, 2017 and June 30, 2017 are presented below:

December 31, 2017

	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$178	Discount rate	6.5 – 30.0	12.9
	Relative valuations	46	Valuation multiples*
	Listed price (adjusted)	21
	Recent transactions	140
	Other techniques	22

Total preferred shares		407

Loans and other debt securities	Discounted cash flows	2,570	Credit default swap spreads	0.6 – 12.1	2.5
	Recent transactions	1,741	Expected recovery rates	10.0 – 69.0	45.9
	Other techniques	269

Total loans and other debt securities		4,580

Total		$4,987

*	In case of valuation techniques with multiple significant inputs, including price/earnings ratio and enterprise value/sales ratio, the range and weighted average are not provided.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

June 30, 2017

	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$175	Discount rate	8.7 –30.0	13.6
	Relative valuations	78	Valuation multiples*
	Listed price (adjusted)	2
	Recent transactions	133
	Other techniques	3

Total preferred shares		391

Loans and other debt securities	Discounted cash flows	2,033	Credit default swap spreads	0.3 – 8.1	2.5
	Recent transactions	1,586	Expected recovery rates	10.0 – 85.0	42.7
	Other techniques	293

Total loans and other debt securities		3,912

Total		$4,303

*	In case of valuation techniques with multiple significant inputs, including price/earnings ratio and enterprise value/sales ratio, the range and weighted average are not provided.

Borrowings – Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.

Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.

As of December 31, 2017, IFC had bond issuances with a total fair value of $24 million classified as level 3 in Costa Rican colones and Kazakhstan tenge where the significant unobservable inputs were yield curve data.

Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of December 31, 2017 and June 30, 2017 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.

Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

December 31, 2017

Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$15	Volatilities	11.3 – 35.4	16.2
	Variable strike price options	152	Contractual strike price*
	Other	2
Interest rate and currency swap assets	Vanilla swaps	9	Yield curve points, exchange rates*

Interest rate and currency swap liabilities	Vanilla swaps	(2)	Yield curve points, exchange rates*

Total		$176

*	In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

June 30, 2017

Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$40	Volatilities	11.8 – 42.6	21.5
	Variable strike price options	180	Contractual strike price*
	Other	1
Interest rate and currency swap assets	Vanilla swaps	7	Yield curve points, exchange rates*

Interest rate and currency swap liabilities	Vanilla swaps	(3)	Yield curve points, exchange rates*

Total		$225

*	In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 were valued using quoted prices in inactive markets. The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of December 31, 2017 and June 30, 2017 are presented below:

December 31, 2017

Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial Institutions	Discounted cash flows	$730	Cost of equity (%)	10.1 – 25.0	15.0
			Asset growth rate (%)	(62.5) – 60.0	9.2
			Return on assets (%)	(19.1) – 6.1	1.7
			Perpetual growth rate (%)	2.3 – 13.0	4.4
	Relative valuations	15	Discount for lock-up (%)	0.0 – 50.0	6.5
	Listed price (adjusted)	470
	Recent transactions	85
	Other techniques	65

Total banking and other financial institutions		1,365

Funds	Recent transactions	107

Total funds		107

Others	Discounted cash flows	1,282	Weighted average cost of capital (%)	7.8 – 20.0	11.3
			Cost of equity (%)	11.8 – 18.1	14.6
	Relative valuations	35	Valuation multiples*
	Listed price (adjusted)	59	Discount for lock-up (%)	0.0 – 5.5	4.2
	Recent transactions	286
	Other techniques	62

Total others		1,724

Total		$3,196

*	In case of valuation techniques with multiple significant inputs, including price/earnings ratio and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

June 30, 2017

Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial Institutions	Discounted cash flows	$550	Cost of equity (%)	10.3 – 25.0	16.1
			Asset growth rate (%)	(62.5) – 51.4	9.4
			Return on assets (%)	(19.1) – 6.1	2.3
			Perpetual growth rate (%)	2.5 – 12.0	5.0
	Relative valuations	—	Discount for lock-up (%)	0.0 – 50.0	8.1
	Listed price (adjusted)	263
	Recent transactions	123
	Other techniques	44

Total banking and other financial institutions		980

Funds	Recent transactions	88

Total funds		88

Others	Discounted cash flows	894	Weighted average cost of capital (%)	6.3 – 19.6	12.2
			Cost of equity (%)	10.4 – 17.8	13.9
	Relative valuations	290	Valuation multiples*
	Listed price (adjusted)	248	Discount for lock-up (%)	0.0 – 10.4	3.0
	Recent transactions	588
	Other techniques	22

Total others		2,042

Total		$3,110

*	In case of valuation techniques with multiple significant inputs, including price/earnings ratio and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Fair value of assets and liabilities

Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments at December 31, 2017 and June 30, 2017 are summarized below (US$ millions):

	December 31, 2017		June 30, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$46,107	$46,107	$45,803	$45,803

Investments:
Loans at amortized cost, net of reserves against losses	22,537	23,761	21,550	23,059
Loans accounted for at fair value under the Fair Value Option	940	940	970	970

Total loans	23,477	24,701	22,520	24,029

Equity investments at cost less impairment	2,877	4,200	3,209	4,379
Equity investments accounted for at fair value as available-for-sale	3,615	3,615	3,590	3,590
Equity investments accounted for at fair value	6,772	6,772	6,689	6,689

Total equity investments	13,264	14,587	13,488	14,658

Debt securities accounted for at fair value as available-for-sale	4,794	4,794	3,984	3,984
Debt securities accounted for at fair value under the Fair Value Option	610	610	527	527

Total debt securities	5,404	5,404	4,511	4,511

Total investments	42,145	44,692	40,519	43,198

Derivative assets:
Borrowings-related	922	922	865	865
Liquid asset portfolio-related and other	226	226	239	239
Investment-related	1,011	1,011	1,324	1,324
Client risk management-related	192	192	219	219

Total derivative assets	2,351	2,351	2,647	2,647

Other investment-related financial assets	—	74	—	87

Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$6,276	$6,276	$5,401	$5,401

Market, IBRD, IDA and other borrowings outstanding	54,430	54,425	54,103	54,103

Trading securities—short sold bonds	—	—	—	—

Derivative liabilities:
Borrowings-related	2,063	2,063	2,352	2,352
Liquid asset portfolio-related and other	819	819	613	613
Investment-related	307	307	205	205
Client risk management-related	189	189	211	211

Total derivative liabilities	3,378	3,378	3,381	3,381

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $33 million at December 31, 2017 ($33 million—June 30, 2017). Fair values of loan commitments are based on present value of loan commitment fees.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Fair value hierarchy

The following tables provide information as of December 31, 2017 and June 30, 2017, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	December 31, 2017
	Level 1		Level 2	Level 3	Total
Trading securities:
Asset-backed securities	$—		$7,798	$—	$7,798
Corporate securities	3,326		5,094	—	8,420
Government and agency obligations	10,847		1,603	18	12,468
Money market funds	140		—	—	140

Total trading securities	14,313	*	14,495	18	28,826

Loans	—		2	909	911
Loans measured at net asset value***					29

Total Loans (outstanding principal balance $1,018)	—		2	909	940

Equity investments:
Banking and other financial institutions	1,590		299	1,365	3,254
Funds	—		12	107	119
Others	1,437		82	1,724	3,243
Equity investments measured at net asset value***					3,771

Total equity investments	3,027		393	3,196	10,387

Debt securities:
Corporate debt securities	493		488	2,815	3,796
Preferred shares	—		—	407	407
Asset-backed securities	—		—	854	854
Other debt securities	—		—	2	2
Debt securities measured at net asset value***					345

Total debt securities	493		488	4,078	5,404

Derivative assets:
Interest rate	—		263	—	263
Foreign exchange	—		103	—	103
Interest rate and currency	—		1,796	9	1,805
Equity and other	—		—	180	180

Total derivative assets	—		2,162	189	2,351

Total assets at fair value	$17,833		$17,540	$8,390	$47,908

Borrowings:
Structured bonds	$—		$5,719	$—	$5,719
Unstructured bonds	38,003		7,411	24	45,438

Total borrowings (outstanding principal balance $53,634**)	38,003		13,130	24	51,157

Trading securities—short sold bonds	—		—	—	—

Derivative liabilities:
Interest rate	—		710	—	710
Foreign exchange	—		378	—	378
Interest rate and currency	—		2,277	2	2,279
Equity and other	—		—	11	11

Total derivative liabilities	—		3,365	13	3,378

Total liabilities at fair value	$38,003		$16,495	$37	$54,535

*	includes securities priced at par plus accrued interest, which approximates fair value.
**	includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $4,089 million, with a fair value of $2,024 million as of December 31, 2017.
***	In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.

Note: For the six months ended December 31, 2017: Trading securities with fair value of $819 million transferred from level 1 to level 2 and $479 million from level 2 to level 1 due to decrease/increase in market activities. Equity investments with fair value of $271 million transferred from level 1 to level 2 and $34 million from level 2 to level 1 due to decrease/increase in market activities. Bonds issued by IFC with a fair value $1,151 million transferred from level 1 to level 2, while bonds with a fair value of $437 million were transferred from level 2 to level 1 due to change in quality of market price information

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2017
	Level 1		Level 2	Level 3	Total
Trading securities:
Asset-backed securities	$—		$8,407	$—	$8,407
Corporate securities	4,125		4,408	—	8,533
Government and agency obligations	11,724		1,378	19	13,121
Money market funds	127		—	—	127

Total trading securities	15,976	*	14,193	19	30,188

Loans	—		9	928	937
Loans measured at net asset value***					33

Total Loans (outstanding principal balance $1,026)	—		9	928	970

Equity investments:
Banking and other financial institutions	1,968		105	980	3,053
Funds	—		13	88	101
Others	1,357		96	2,042	3,495
Equity investments measured at net asset value***					3,630

Total equity investments	3,325		214	3,110	10,279

Debt securities:
Corporate debt securities	429		367	2,458	3,254
Preferred shares	—		—	391	391
Asset-backed securities	—		—	524	524
Other debt securities	—		—	2	2
Debt securities measured at net asset value***					340

Total debt securities	429		367	3,375	4,511

Derivative assets:
Interest rate	—		309	—	309
Foreign exchange	—		53	—	53
Interest rate and currency	—		2,044	7	2,051
Equity and other	—		—	234	234

Total derivative assets	—		2,406	241	2,647

Total assets at fair value	$19,730		$17,189	$7,673	$48,595

Borrowings:
Structured bonds	$—		$5,788	$—	$5,788
Unstructured bonds	39,257		5,811	26	45,094

Total borrowings (outstanding principal balance $52,957**)	39,257		11,599	26	50,882

Trading securities - short sold bonds	—		—	—	—

Derivative liabilities:
Interest rate	—		662	—	662
Foreign exchange	—		262	—	262
Interest rate and currency	—		2,441	3	2,444
Equity and other	—		—	13	13

Total derivative liabilities	—		3,365	16	3,381

Total liabilities at fair value	$39,257		$14,964	$42	$54,263

*	includes securities priced at par plus accrued interest, which approximates fair value.
**	includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $3,533 million, with a fair value of $1,797 million as of June 30, 2017.
***	In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheet.

Note: For the year ended June 30, 2017: Trading securities with fair value of $288 million transferred from level 1 to level 2 and $593 million from level 2 to level 1 due to decrease/increase in market activities. Equity investments with fair value of $123 million transferred from level 1 to level 2 and $112 million from level 2 to level 1 due to decrease/increase in market activities. Bonds issued by IFC with a fair value $332 million transferred from level 1 to level 2, while bonds with a fair value of $660 million were transferred from level 2 to level 1 due to change in quality of market price information.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and six months ended December 31, 2017 and 2016 (US$ millions). IFC’s policy is to recognize transfers in and transfers out at the beginning of the reporting period.

	Three months ended December 31, 2017

		Net gains and losses (realized and unrealized) included in		Purchases,				Net unrealized gains/losses included in net
	Balance as of October 1, 2017	Net Income	Other comprehensive income	issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of December 31, 2017	income related to assets/ liabilities held at period end
Trading securities:
Asset-backed securities	$2	$—	$—	$—	$—	$(2)	$—	$—
Corporate securities	—	—	—	—	—	—	—	—
Government and agency obligations	19	(1)	—	—	—	—	18	(1)

Total trading securities	21	(1)	—	—	—	(2)	18	(1)

Loans	925	13	—	(29)	—	—	909	12
Equity investments:
Banking and other financial institutions	1,044	52	(7)	276	—	—	1,365	52
Funds	101	8	—	(2)	—	—	107	7
Others	1,775	40	4	(95)	—	—	1,724	5

Total equity investments	2,920	100	(3)	179	—	—	3,196	64

Debt securities:
Corporate debt securities	2,375	4	22	490	112	(188)	2,815	16
Preferred shares	396	(11)	9	13	—	—	407	3
Asset-backed securities	515	5	(7)	341	—	—	854	5
Other debt securities	2	—	—	—	—	—	2	—

Total debt securities	3,288	(2)	24	844	112	(188)	4,078	24

Derivative assets:
Interest rate and currency	7	—	—	2	—	—	9	2
Equity and other	222	(42)	—	—	—	—	180	(42)

Total derivative assets	229	(42)	—	2	—	—	189	(40)

Total assets at fair value	$7,383	$68	$21	$996	$112	$(190)	$8,390	$59

Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(25)	1	—	—	—	—	(24)	1

Total borrowings	(25)	1	—	—	—	—	(24)	1

Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(2)	(2)	—	—	—	2	(2)	—
Equity and other	(11)	(1)	—	1	—	—	(11)	—

Total derivative liabilities	(13)	(3)	—	1	—	2	(13)	—

Total liabilities at fair value	$(38)	$(2)	$—	$1	$—	$2	$(37)	$1

(*)	Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2017.
(**)	Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of October 1, 2017 beginning balance as of December 31, 2017.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Six months ended December 31, 2017
	Balance as of July 1, 2017	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of December 31, 2017	Net unrealized gains/losses included in net income related to assets/ liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$2	$—	$(2)	$—	$—
Corporate securities	—	—	—	—	—	—	—	—
Government and agency obligations	19	(1)	—	—	—	—	18	(1)

Total trading securities	19	(1)	—	2	—	(2)	18	(1)

Loans	928	(17)	—	(2)	—	—	909	(12)
Equity investments:
Banking and other financial institutions	980	120	(18)	229	152	(98)	1,365	81
Funds	88	12	—	7	—	—	107	12
Others	2,042	—	(3)	(101)	9	(223)	1,724	(49)

Total equity investments	3,110	132	(21)	135	161	(321)	3,196	44

Debt securities:
Corporate debt securities	2,458	(26)	124	478	189	(408)	2,815	47
Preferred shares	391	(15)	12	19	—	—	407	10
Asset-backed securities	524	4	(5)	331	—	—	854	12
Other debt securities	2	—	—	—	—	—	2	—

Total debt securities	3,375	(37)	131	828	189	(408)	4,078	69

Derivative assets:
Interest rate and currency	7	—	—	2	1	(1)	9	4
Equity and other	234	(54)	—	—	—	—	180	(54)

Total derivative assets	241	(54)	—	2	1	(1)	189	(50)

Total assets at fair value	$7,673	$23	$110	$965	$351	$(732)	$8,390	$50

Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(26)	2	—	—	—	—	(24)	2

Total borrowings	(26)	2	—	—	—	—	(24)	2

Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(3)	(1)	—	—	—	2	(2)	—
Equity and other	(13)	1	—	1	—	—	(11)	1

Total derivative liabilities	(16)	—	—	1	—	2	(13)	1

Total liabilities at fair value	$(42)	$2	$—	$1	$—	$2	$(37)	$3

(*)	Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2017.
(**)	Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2017 beginning balance as of December 31, 2017.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Three months ended December 31, 2016

		Net gains and losses (realized and unrealized) included in		Purchases,				Net unrealized gains/losses included in net
	Balance as of October 1, 2016	Net Income	Other comprehensive income	issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of December 31, 2016	income related to assets / liabilities held at period end
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—	$—	$—	$—
Corporate securities	36	—	—	(36)	—		—	—
Government and agency obligations	21	(2)	—	—	—	—	19	(2)

Total trading securities	57	(2)	—	(36)	—	—	19	(2)

Loans	975	20	—	(53)	—	—	942	(6)
Equity investments:
Banking and other financial institutions	957	(18)	(21)	(27)	60	—	951	(4)
Funds	105	(1)	—	36	—	—	140	(1)
Others	1,706	(1)	(2)	233	—	(43)	1,893	(7)

Total equity investments	2,768	(20)	(23)	242	60	(43)	2,984	(12)

Debt securities:
Corporate debt securities	1,659	(6)	(12)	167	88	(24)	1,872	—
Preferred shares	480	5	(26)	(36)	—	—	423	(13)
Asset-backed securities	384	—	(10)	125	—	—	499	—
Other debt securities	2	—	—	—	—	—	2	—

Total debt securities	2,525	(1)	(48)	256	88	(24)	2,796	(13)

Derivative assets:
Interest rate and currency	32	(1)	—	—	2	(27)	6	—
Equity and other	384	(37)	—	(7)	—	—	340	31

Total derivative assets	416	(38)	—	(7)	2	(27)	346	31

Total assets at fair value	$6,741	$(41)	$(71)	$402	$150	$(94)	$7,087	$(2)

Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(185)	(1)	—	(148)	—	151	(183)	(1)

Total borrowings	(185)	(1)	—	(148)	—	151	(183)	(1)

Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(33)	—	—	—	(1)	33	(1)	—
Equity and other	(8)	(1)	—	2	—	—	(7)	1

Total derivative liabilities	(41)	(1)	—	2	(1)	33	(8)	1

Total liabilities at fair value	$(226)	$(2)	$—	$(146)	$(1)	$184	$(191)	$—

(*)	Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2016.
(**)	Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of October 1, 2016 beginning balance as of December 31, 2016.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Six months ended December 31, 2016
	Balance as of July 1, 2016	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of December 31, 2016	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—	$—	$—	$—
Corporate securities	47	2	—	(49)	—	—	—	10
Government and agency obligations	21	(2)	—	—	—	—	19	(2)

Total trading securities	68	—	—	(49)	—	—	19	8

Loans	962	34	—	(43)	—	(11)	942	(1)
Equity investments:
Banking and other financial institutions	1,100	(28)	(19)	(42)	60	(120)	951	(32)
Funds	98	4	—	38	—	—	140	5
Others	1,733	(24)	5	231	7	(59)	1,893	(24)

Total equity investments	2,931	(48)	(14)	227	67	(179)	2,984	(51)

Debt securities:
Corporate debt securities	1,518	3	33	315	132	(129)	1,872	9
Preferred shares	549	6	(25)	(107)	—	—	423	(15)
Asset-backed securities	113	—	(9)	395	—	—	499	—
Other debt securities	2	—	—	—	—	—	2	—

Total debt securities	2,182	9	(1)	603	132	(129)	2,796	(6)

Derivative assets:
Interest rate and currency	34	(3)	—	—	2	(27)	6	1
Equity and other	381	(34)	—	(7)	—	—	340	(37)

Total derivative assets	415	(37)	—	(7)	2	(27)	346	(36)

Total assets at fair value	$6,558	$(42)	$(15)	$731	$201	$(346)	$7,087	$(86)

Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(155)	12	—	(191)	—	151	(183)	12

Total borrowings	(155)	12	—	(191)	—	151	(183)	12

Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(31)	(2)	—	—	(1)	33	(1)	(1)
Equity and other	(6)	(3)	—	2	—	—	(7)	(3)

Total derivative liabilities	(37)	(5)	—	2	(1)	33	(8)	(4)

Total liabilities at fair value	$(192)	$7	$—	$(189)	$(1)	$184	$(191)	$8

(*)	Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2016.
(**)	Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2016 beginning balance as of December 31, 2016.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and six months ended December 31, 2017 and 2016 (US$ millions).

	Three months ended December 31, 2017
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—
Corporate securities	—	—	—	—	—
Government and agency obligations	—	—	—	—	—

Total trading securities	—	—	—	—	—

Loans	—	—	8	(37)	(29)

Equity investments:
Banking and other financial institutions	39	(17)	—	254	276
Funds	33	—	—	(35)	(2)
Others	60	(155)	—	—	(95)

Total equity investments	132	(172)	—	219	179

Debt securities:
Corporate debt securities	630	—	—	(140)	490
Preferred shares	12	1	—	—	13
Asset-backed securities	269	—	—	72	341

Total debt securities	911	1	—	(68)	844

Derivative assets:
Interest rate and currency	2	—	—	—	2
Equity and other	—	—	—	—	—

Total derivative assets	2	—	—	—	2

Total assets at fair value	$1,045	$(171)	$8	$114	$996

Borrowings:
Structured Bonds	—	—	—	—	—
Unstructured Bonds	—	—	—	—	—

Total Borrowings	—	—	—	—	—

Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	1	1

Total derivative liabilities	—	—	—	1	1

Total liabilities at fair value	$—	$—	$—	$1	$1

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Six months ended December 31, 2017
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$2	$—	$—	$—	$2
Corporate securities	—	—	—	—	—
Government and agency obligations	—	—	—	—	—

Total trading securities	2	—	—	—	2

Loans	—	—	77	(79)	(2)

Equity investments:
Banking and other financial institutions	40	(65)	—	254	229
Funds	53	(2)	—	(44)	7
Others	63	(164)	—	—	(101)

Total equity investments	156	(231)	—	210	135

Debt securities:
Corporate debt securities	832	—	—	(354)	478
Preferred shares	18	1	—	—	19
Asset-backed securities	284	—	—	47	331

Total debt securities	1,134	1	—	(307)	828

Derivative assets:
Interest rate and currency	2	—	—	—	2
Equity and other	—	—	—	—	—

Total derivative assets	2	—	—	—	2

Total assets at fair value	$1,294	$(230)	$77	$(176)	$965

Borrowings:
Structured Bonds	—	—	—	—	—
Unstructured Bonds	—	—	—	—	—

Total Borrowings	—	—	—	—	—

Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	1	1

Total derivative liabilities	—	—	—	1	1

Total liabilities at fair value	$—	$—	$—	$1	$1

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Three months ended December 31, 2016
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—
Corporate securities	—	(36)	—	—	(36)

Total trading securities	—	(36)	—	—	(36)

Loans	—	—	79	(132)	(53)

Equity investments:
Banking and other financial institutions	—	(25)	—	(2)	(27)
Funds	74	—	—	(38)	36
Others	199	(18)	—	52	233

Total equity investments	273	(43)	—	12	242

Debt securities:
Corporate debt securities	241	—	—	(74)	167
Preferred shares	3	(29)	—	(10)	(36)
Asset-backed securities	82	—	—	43	125

Total debt securities	326	(29)	—	(41)	256

Derivative assets:
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	(7)	(7)

Total derivative assets	—	—	—	(7)	(7)

Total assets at fair value	$599	$(108)	$79	$(168)	$402

Borrowings:
Structured Bonds	—	—	—	—	—
Unstructured Bonds	—	—	(148)	—	(148)

Total Borrowings	—	—	(148)	—	(148)

Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	2	2

Total derivative liabilities	—	—	—	2	2

Total liabilities at fair value	$—	$—	$(148)	$2	$(146)

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Six months ended December 31, 2016
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—
Corporate securities	—	(49)	—	—	(49)

Total trading securities	—	(49)	—	—	(49)

Loans	—	—	105	(148)	(43)

Equity investments:
Banking and other financial institutions	21	(61)	—	(2)	(42)
Funds	111	—	—	(73)	38
Others	295	(109)	—	45	231

Total equity investments	427	(170)	—	(30)	227

Debt securities:
Corporate debt securities	394	(13)	—	(66)	315
Preferred shares	24	(121)	—	(10)	(107)
Asset-backed securities	353	—	—	42	395

Total debt securities	771	(134)	—	(34)	603

Debt securities:
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	(7)	(7)

Total derivative assets	—	—	—	(7)	(7)

Total assets at fair value	$1,198	$(353)	$105	$(219)	$731

Debt securities:
Structured Bonds	—	—	—	—	—
Unstructured Bonds	—	—	(191)	—	(191)

Total Borrowings	—	—	(191)	—	(191)

Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	2	2

Total derivative liabilities	—	—	—	2	2

Total liabilities at fair value	$—	$—	$(191)	$2	$(189)

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated statements of operations in income from liquid asset trading activities, Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

As of December 31, 2017, equity investments, accounted for at cost less impairment, with a carrying amount of $457 million were written down to their fair value of $320 million ($1,238 million and $1,035 million – December 31, 2016), resulting in a loss of $137 million, which was included in income from equity investments and associated derivatives in the condensed consolidated statements of operations during the six months ended December 31, 2017 (loss of $203 million – six months ended December 31, 2016). The amount of the write-down was based on a Level 3 measure of fair value.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – SEGMENT REPORTING

For management purposes, IFC’s business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC’s condensed consolidated balance sheets and statements of operations can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.

The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note N). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

An analysis of IFC’s major components of income and expense by business segment for the three and six months ended December 31, 2017 and 2016, is provided below (US$ millions):

	Three months ended December 31, 2017
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$342	$—	$—	$342
Provision for losses on loans, guarantees and other receivables	(1)	—	—	(1)
Income from equity investments and associated derivatives	318	—	—	318
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	55	—	—	55
Income from liquid asset trading activities	—	155	—	155
Charges on borrowings	(101)	(135)	—	(236)
Advisory services income	—	—	78	78
Service fees and other income	71	—	—	71
Administrative expenses	(251)	(4)	(15)	(270)
Advisory services expenses	—	—	(86)	(86)
Expense from pension and other postretirement benefit plans	(43)	(2)	(16)	(61)
Other expenses	(8)	—	—	(8)
Foreign currency transaction gains and losses on non-trading activities	(11)	(11)	—	(22)

Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	371	3	(39)	335
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	106	(99)	—	7

Net income (loss)	477	(96)	(39)	342

Net gains attributable to non-controlling interests	—	—	—	—

Net income (loss) attributable to IFC	$477	$(96)	$(39)	$342

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – SEGMENT REPORTING (continued)

	Six months ended December 31, 2017
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$658	$—	$—	$658
Provision for losses on loans, guarantees and other receivables	(92)	—	—	(92)
Income from equity investments and associated derivatives	442	—	—	442
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	102	—	—	102
Income from liquid asset trading activities	—	367	—	367
Charges on borrowings	(190)	(263)	—	(453)
Advisory services income	—	—	133	133
Service fees and other income	124	—	—	124
Administrative expenses	(479)	(9)	(31)	(519)
Advisory services expenses	—	—	(147)	(147)
Expense from pension and other postretirement benefit plans	(87)	(5)	(30)	(122)
Other expenses	(18)	—	—	(18)
Foreign currency transaction gains and losses on non-trading activities	(93)	(13)	—	(106)

Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	367	77	(75)	369
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	96	(30)	—	66

Net income (loss)	463	47	(75)	435

Net gains attributable to non-controlling interests	—	—	—	—

Net income (loss) attributable to IFC	$463	$47	$(75)	$435

	Three months ended December 31, 2016
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$270	$—	$—	$270
Provision for losses on loans, guarantees and other receivables	(36)	—	—	(36)
Income from equity investments and associated derivatives	(68)	—	—	(68)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	70	—	—	70
Income from liquid asset trading activities	—	125	—	125
Charges on borrowings	(61)	(110)	—	(171)
Advisory services income	—	—	69	69
Service fees and other income	53	—	—	53
Administrative expenses	(240)	(5)	(16)	(261)
Advisory services expenses	—	—	(80)	(80)
Expense from pension and other postretirement benefit plans	(50)	(4)	(19)	(73)
Other expenses	(9)	—	—	(9)
Foreign currency transaction gains and losses on non-trading activities	(78)	29	—	(49)

Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	(149)	35	(46)	(160)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	238	193	—	431

Net income	89	228	(46)	271

Net gains attributable to non-controlling interests	(1)	—	—	(1)

Net income attributable to IFC	$88	$228	$(46)	$270

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – SEGMENT REPORTING (continued)

	Six months ended December 31, 2016
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$641	$—	$—	$641
Provision for losses on loans, guarantees and other receivables	(63)	—	—	(63)
Income from equity investments and associated derivatives	189	—	—	189
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	97	—	—	97
Income from liquid asset trading activities	—	424	—	424
Charges on borrowings	(111)	(210)	—	(321)
Advisory services income	—	—	119	119
Service fees and other income	109	—	—	109
Administrative expenses	(474)	(10)	(30)	(514)
Advisory services expenses	—	—	(139)	(139)
Expense from pension and other postretirement benefit plans	(102)	(7)	(37)	(146)
Other expenses	(18)	—	—	(18)
Foreign currency transaction gains and losses on non-trading activities	(113)	14	—	(99)

Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	155	211	(87)	279
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	279	89	—	368

Net income	434	300	(87)	647

Net gains attributable to non-controlling interests	(3)	—	—	(3)

Net income attributable to IFC	$431	$300	$(87)	$644

NOTE M – VARIABLE INTEREST ENTITIES

Significant variable interests

IFC has identified investments in 232 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at December 31, 2017 (224 investments - June 30, 2017).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not absorb the majority of funds’ expected losses or expected residual returns and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC’s interests in these VIEs are recorded on IFC’s condensed consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $38,736 million at December 31, 2017 ($35,650 million - June 30, 2017). IFC’s maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $5,877 million at December 31, 2017 ($6,328 million - June 30, 2017).

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – VARIABLE INTEREST ENTITIES (continued)

The industry sector and geographical regional analysis of IFC’s maximum exposures as a result of its investment in these VIEs at December 31, 2017 and June 30, 2017 is as follows (US$ millions):

	December 31, 2017
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services
Asia	$196	$19	$70	$—	$—	$285
Europe, Middle East and North Africa	255	38	113	—	—	406
Sub-Saharan Africa, Latin America and Caribbean	135	141	24	5	—	305
Other	—	34	—	—	—	34

Total manufacturing, agribusiness and services	586	232	207	5	—	1,030

Financial markets
Asia	175	5	—	—	—	180
Europe, Middle East and North Africa	75	6	149	—	4	234
Sub-Saharan Africa, Latin America and Caribbean	33	37	38	—	—	108
Other	148	90	227	—	9	474

Total financial markets	431	138	414	—	13	996

Infrastructure and natural resources
Asia	816	131	32	—	2	981
Europe, Middle East and North Africa	556	176	2	—	24	758
Sub-Saharan Africa, Latin America and Caribbean	1,022	165	13	—	47	1,247
Other	203	1	—	—	—	204

Total infrastructure and natural resources	2,597	473	47	—	73	3,190

Telecom, media & technology, and venture investing
Asia	7	283	—	—	—	290
Europe, Middle East and North Africa	—	101	8	—	—	109
Sub-Saharan Africa, Latin America and Caribbean	43	188	11	—	2	244
Other	—	18	—	—	—	18

Total telecom, media & technology, and venture investing	50	590	19	—	2	661

Maximum exposure to VIEs	$3,664	$1,433	$687	$5	$88	$5,877

of which:
Carrying value	2,915	1,060	586	—	50	4,611
Committed but not disbursed	749	373	101	5	38	1,266

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – VARIABLE INTEREST ENTITIES (continued)

	June 30, 2017
	Loans	Equity investments	Debt securities	Risk management	Total
Manufacturing, agribusiness and services
Asia	$210	$22	$24	$—	$256
Europe, Middle East and North Africa	361	57	100	—	518
Sub-Saharan Africa, Latin America and Caribbean	150	188	22	—	360
Other	—	30	—	—	30

Total manufacturing, agribusiness and services	721	297	146	—	1,164

Financial markets
Asia	178	8	—	—	186
Europe, Middle East and North Africa	79	11	178	4	272
Sub-Saharan Africa, Latin America and Caribbean	43	37	228	—	308
Other	148	88	226	9	471

Total financial markets	448	144	632	13	1,237

Infrastructure and natural resources
Asia	622	104	4	2	732
Europe, Middle East and North Africa	779	232	8	37	1,056
Sub-Saharan Africa, Latin America and Caribbean	1,015	197	13	53	1,278
Other	211	1	—	—	212

Total infrastructure and natural resources	2,627	534	25	92	3,278

Telecom, media & technology, and venture investing
Asia	7	242	—	—	249
Europe, Middle East and North Africa	—	128	5	—	133
Sub-Saharan Africa, Latin America and Caribbean	36	203	11	—	250
Other	—	17	—	—	17

Total telecom, media & technology, and venture investing	43	590	16	—	649

Maximum exposure to VIEs	$3,839	$1,565	$819	$105	$6,328

of which:
Carrying value	2,984	1,124	557	64	4,729
Committed but not disbursed	855	441	262	41	1,599

NOTE N – ADVISORY SERVICES

IFC provides advisory services to government and private sector clients. Since July 1, 2014, IFC advisory services to governments on investment climate and financial sector development have been delivered in partnership with IBRD through WBG Global Practices. IFC funds this business line by a combination of cash received from government and other donors and IFC’s operations via retained earnings and operating budget allocations as well as fees received from the recipients of the services.

IFC administers donor funds through trust funds. Donor funds are restricted for purposes specified in agreements with the donors.

Donor funds under administration and IFC’s funding can be comingled in accordance with administration agreements with donors. The comingled funds are held in a separate liquid asset investment portfolio managed by IBRD, which is not commingled with IFC’s other liquid assets and is reported at fair value in other assets. Donor funds are refundable until expended for their designated purpose.

As of December 31, 2017, other assets include undisbursed donor funds of $530 million ($488 million - June 30, 2017) and IFC’s advisory services funding of $196 million ($199 million - June 30, 2017). Included in other liabilities as of December 31, 2017 is $530 million ($488 million - June 30, 2017) of refundable undisbursed donor funds.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan and Trust (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three and six months ended December 31, 2017 and 2016 (US$ millions):

	Three months ended December 31,
	2017				2016
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit cost

Service cost	$41	$10	$7	$58	$41	$10	$8	$59
Interest cost	36	6	5	47	32	6	4	42
Expected return on plan assets	(47)	(8)	—	(55)	(43)	(7)	—	(50)
Amortization of unrecognized prior service cost	1	1	*	2	1	*	*	1
Amortization of unrecognized net actuarial losses	4	—	5	9	14	2	5	21

Net periodic pension cost	$35	$9	$17	$61	$45	$11	$17	$73

	Six months ended December 31,
	2017				2016
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit cost

Service cost	$81	$19	$15	$115	$83	$20	$15	$118
Interest cost	72	12	10	94	65	12	8	85
Expected return on plan assets	(93)	(16)	—	(109)	(87)	(14)	—	(101)
Amortization of unrecognized prior service cost	1	2	1	4	1	1	1	3
Amortization of unrecognized net actuarial losses	8	—	10	18	28	3	10	41

Net periodic pension cost	$69	$17	$36	$122	$90	$22	$34	$146

*	Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL

IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its consolidated balance sheet. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged that are subject to enforceable counterparty credit support and netting agreements described below (US$ millions). Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

December 31, 2017
	Gross amount of assets presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
Assets			Financial instruments	Collateral received		Net amount

Derivative assets	$2,876	*	$1,722	$298	***	$856
Resale agreements	—		—	—		—

Total assets	$2,876		$1,722	$298		$856

December 31, 2017
	Gross amount of liabilities presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
Liabilities			Financial instruments	Cash Collateral pledged	Net amount

Derivative liabilities	$3,704	**	$1,722	$1,119	$863
Repurchase and securities lending agreements	6,051		6,051	—	—

Total liabilities	$9,755		$7,773	$1,119	$863

June 30, 2017
	Gross amount of assets presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
Assets			Financial instruments	Collateral received		Net amount

Derivative assets	$3,164	*	$1,812	$459	***	$893
Resale agreements	—		—	—		—

Total assets	$3,164		$1,812	$459		$893

June 30, 2017
Liabilities	Gross amount of liabilities presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount

Derivative liabilities	$3,709	**	$1,812	$981	$916
Repurchase and securities lending agreements	5,068		5,060	—	8

Total liabilities	$8,777		$6,872	$981	$924

*	Includes accrued income of $525 million and $517 million as of December 31, 2017 and June 30, 2017 respectively.
**	Includes accrued charges of $326 million and $328 million as of December 31, 2017 and June 30, 2017 respectively.
***	Includes cash collateral of $216 million and $312 million as of December 31, 2017 and June 30, 2017 respectively. The remaining amounts of collateral received consist of off-balance-sheet US Treasury securities reported in the above table at fair value.

IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (“ISDA” Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

IFC’s ISDA Agreements are appended by a Credit Support Annex (“CSA”) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC’s consolidated balance sheet. As of December 31, 2017, $1,130 million of cash collateral was posted under CSAs ($932 million June 30, 2017). IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of December 31, 2017, IFC had $227 million ($334 million at June 30, 2017) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs of December 31, 2017, all of which may be rehypothecated was $87 million ($197 million - June 30, 2017). As of December 31, 2017, $86 million of such collateral was rehypothecated under securities lending agreements ($200 million - June 30, 2017).

Collateral posted by IFC in connection with repurchase agreements approximates the amounts classified as Securities sold under repurchase agreements. At December 31, 2017, trading securities with a carrying amount (fair value) of $210 million ($197 million - June 30, 2017) were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $2,668 million ($2,670 million - June 30, 2017).

Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $220 million at December 31, 2017 ($321 million at June 30, 2017). At December 31, 2017, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $0 million would be required to be posted against net liability positions with counterparties at December 31, 2017 ($12 million at June 30, 2017).

IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements as of December 31, 2017, was $0 million ($0—June 30, 2017).

The following table presents an analysis of IFC’s repurchase and securities lending transactions by (1) class of collateral pledged and (2) their remaining contractual maturity as of December 31, 2017 and June 30, 2017 (US$ millions):

	Remaining Contractual Maturity of the Agreements – December 31, 2017
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$5,971	$—	$—	$5,971
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—

Total Repurchase agreements	—	5,971	—	—	5,971

Securities lending transactions
U.S. Treasury securities	$86	$—	$—	$—	$86

Total Securities lending transactions	86	—	—	—	86

Total Repurchase agreements and Securities lending transactions	$86	$5,971	$—	$—	$6,057	*

As of December 31, 2017, IFC has no repurchase-to-maturity transactions outstanding.

*	Includes accrued interest.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

	Remaining Contractual Maturity of the Agreements – June 30, 2017
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$4,871	$—	$—	$4,871
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—

Total Repurchase agreements	—	4,871	—	—	4,871

Securities lending transactions
U.S. Treasury securities	$199	$—	$—	$—	$199

Total Securities lending transactions	199	—	—	—	199

Total Repurchase agreements and Securities lending transactions	$199	$4,871	$—	$—	$5,070	*

As of June 30, 2017, IFC has no repurchase-to-maturity transactions outstanding.

*	Includes accrued interest.

NOTE Q – RELATED PARTY TRANSACTIONS

On December 22, 2017, IFC entered into a currency swap agreement with IDA for a period of 12 years. IFC will receive a fixed rate of 2.49% annually on a USD notional of 9 million and will pay 3.27% annually on a West African CFA franc (XOF) notional of 5.0 billion. As of December 31, 2017, the derivative had a fair value of less than $2 million.

During the quarter ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1,179 million. The Note requires payments totaling $1,318 million, resulting in an effective interest rate of 1.84%. With IFC’s consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due to IDA upon such redemption is equal to the present value of the all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.

NOTE R – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC’s Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC’s financial position, results of operations or cash flows.

Independent Auditors’ Review Report

President and Board of Directors

International Finance Corporation:

Report on the Financial Statements

We have reviewed the condensed consolidated financial statements of the International Finance Corporation (IFC) and its subsidiaries (together with IFC known as the “Corporation”), which comprise the condensed consolidated balance sheets as of December 31, 2017, the related condensed consolidated statements of operations and comprehensive income (loss) for the three- and six-month periods ended December 31, 2017 and 2016, and the related condensed consolidated statements of changes in capital and cash flows for the six-month periods ended December 31, 2017 and 2016.

Management’s Responsibility

IFC’s management is responsible for the preparation and fair presentation of the condensed consolidated financial information in accordance with U.S. generally accepted accounting principles; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with U.S. generally accepted accounting principles.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial information referred to above for it to be in accordance with U.S. generally accepted accounting principles.

Report on Condensed Consolidated Balance Sheet as of June 30, 2017

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets as of June 30, 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in capital, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 3, 2017. In our opinion, the accompanying condensed consolidated balance sheet of Corporation as of June 30, 2017, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Washington, D.C. February 14, 2018

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date

September 30, 2017

New Medium and Long-Term Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
18_07XXXXX	AUD	200,000,000	154,730,000	2.80	13-Jul-17
18_08XXXXX	AUD	150,000,000	116,047,500	3.20	13-Jul-17
18_24XXXXX	AUD	150,000,000	119,572,500	2.80	31-Jul-17
18_20XXXXX	AUD	3,000,000	2,378,550	2.18	21-Aug-17
18_66XXXXX	AUD	50,000,000	39,847,500	3.20	22-Sep-17
	Sum Of Notional	553,000,000	432,576,050
18_04XXXXX	BRL	75,000,000	23,032,983	10.50	11-Jul-17
18_10XXXXX	BRL	100,000,000	31,447,530	7.50	17-Jul-17
17_282XXXX	BRL	21,800,000	6,911,858	6.40	28-Jul-17
17_287XXXX	BRL	8,400,000	2,664,214	—	17-Aug-17
18_34XXXXX	BRL	8,000,000	2,542,265	—	21-Aug-17
18_59XXXXX	BRL	8,000,000	2,578,192	—	12-Sep-17
18_60XXXXX	BRL	12,000,000	3,846,770	—	15-Sep-17
	Sum Of Notional	233,200,000	73,023,812
18_25XXXXX	CNY	130,000,000	19,344,518	3.85	1-Aug-17
	Sum Of Notional	130,000,000	19,344,518
18_42XXXXX	COP	3,000,000,000	1,008,302	5.27	14-Aug-17
18_543XXXX	COP	33,700,000,000	11,583,742	5.39	14-Sep-17
	Sum Of Notional	36,700,000,000	12,592,044
18_56XXXXX	GBP	150,000,000	196,387,500	0.33	7-Sep-17
	Sum Of Notional	150,000,000	196,387,500
18_21XXXXX	JPY	1,000,000,000	9,102,908	2.78	30-Aug-17
18_67XXXXX	JPY	2,829,000,000	25,056,463	—	27-Sep-17
	Sum Of Notional	3,829,000,000	34,159,371
18_13XXXXX	MXN	1,750,000,000	99,204,662	7.00	20-Jul-17
18_15XXXXX	MXN	250,000,000	14,172,095	7.00	20-Jul-17
18_14XXXXX	MXN	400,000,000	22,547,279	6.00	25-Jul-17
17_283XXXX	MXN	97,180,000	5,475,855	4.96	28-Jul-17
18_23XXXXX	MXN	100,000,000	5,628,571	—	1-Aug-17
18_31XXXXX	MXN	250,000,000	13,950,893	7.00	2-Aug-17
18_43XXXXX	MXN	150,000,000	8,401,879	7.25	18-Aug-17
18_51XXXXX	MXN	210,000,000	11,736,433	6.16	1-Sep-17
	Sum Of Notional	3,207,180,000	181,117,667
18_33XXXXX	NZD	125,000,000	91,518,750	3.75	9-Aug-17
18_36YYYYY	NZD	2,250,000	1,647,338	1.60	9-Aug-17
18_47XXXXX	NZD	10,000,000	7,214,500	—	24-Aug-17
	Sum Of Notional	137,250,000	100,380,588
18_05XXXXX	PEN	175,000,000	53,820,485	4.25	13-Jul-17
	Sum Of Notional	175,000,000	53,820,485
18_45XXXXX	RON	25,000,000	6,395,579	2.00	16-Aug-17
	Sum Of Notional	25,000,000	6,395,579
18_01XXXXX	RUB	750,000,000	12,329,514	8.75	11-Jul-17
18_09XXXXX	RUB	500,000,000	8,347,238	6.75	13-Jul-17
18_28XXXXX	RUB	500,000,000	8,314,625	6.75	1-Aug-17
18_30XXXXX	RUB	1,400,000,000	23,355,326	8.75	9-Aug-17
18_68XXXXX	RUB	1,500,000,000	25,952,680	7.50	29-Sep-17
	Sum Of Notional	4,650,000,000	78,299,383
17_285XXXX	TRY	500,000,000	137,663,303	—	6-Jul-17
17_286XXXX	TRY	35,000,000	9,632,586	—	7-Jul-17
18_03XXXXX	TRY	100,000,000	27,486,120	10.25	11-Jul-17
18_02XXXXX	TRY	25,000,000	6,951,396	—	12-Jul-17
18_06XXXXX	TRY	30,000,000	8,410,429	—	13-Jul-17
17_277XXXX	TRY	7,500,000	2,104,672	7.80	25-Jul-17
18_18XXXXX	TRY	100,000,000	28,089,888	—	26-Jul-17
18_19XXXXX	TRY	30,000,000	8,475,773	—	28-Jul-17
18_29XXXXX	TRY	50,000,000	14,152,279	—	4-Aug-17
18_35XXXXX	TRY	100,000,000	28,304,557	—	4-Aug-17

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date

September 30, 2017

New Medium and Long-Term Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
18_37XXXXX	TRY	25,000,000	7,082,354	11.00	8-Aug-17
18_38XXXXX	TRY	40,000,000	11,331,766	9.28	8-Aug-17
18_41XXXXX	TRY	65,000,000	18,384,953	10.75	10-Aug-17
18_39XXXXX	TRY	50,000,000	14,069,447	11.81	11-Aug-17
18_40XXXXX	TRY	100,000,000	28,138,894	—	11-Aug-17
18_52XXXXX	TRY	100,000,000	28,872,528	10.75	31-Aug-17
18_55XXXXX	TRY	50,000,000	14,514,631	—	6-Sep-17
18_58XXXXX	TRY	200,000,000	58,839,970	—	11-Sep-17
18_61XXXXX	TRY	20,000,000	5,815,644	6.00	15-Sep-17
18_62XXXXX	TRY	15,000,000	4,361,733	10.00	15-Sep-17
18_46XXXXX	TRY	8,000,000	2,271,501	8.90	25-Sep-17
18_69XXXXX	TRY	50,000,000	14,011,489	—	28-Sep-17
	Sum Of Notional	1,700,500,000	478,965,913
17_284YYYY	USD	2,500,000	2,500,000	5.25	7-Jul-17
18_11XXXXX	USD	500,000,000	500,000,000	0.07	18-Jul-17
18_16XXXXX	USD	12,200,000	12,200,000	1.63	21-Jul-17
18_12XXXXX	USD	100,000,000	100,000,000	2.38	25-Jul-17
18_17XXXXX	USD	10,000,000	10,000,000	3.63	25-Jul-17
18_26XXXXX	USD	1,855,000	1,855,000	1.50	28-Jul-17
18_32XXXXX	USD	13,389,820	13,389,820	—	3-Aug-17
18_44XXXXX	USD	25,000,000	25,000,000	1.62	15-Aug-17
18_48XXXXX	USD	15,000,000	15,000,000	5.50	30-Aug-17
18_49XXXXX	USD	37,128,000	37,128,000	1.33	30-Aug-17
18_54XXXXX	USD	14,518,210	14,518,210	—	31-Aug-17
18_57XXXXX	USD	250,000,000	250,000,000	0.07	8-Sep-17
18_65XXXXX	USD	200,000,000	200,000,000	1.38	26-Sep-17
18_64XXXXX	USD	150,000,000	150,000,000	1.63	27-Sep-17
18_63XXXXX	USD	35,000,000	35,000,000	3.00	28-Sep-17
	Sum Of Notional	1,366,591,030	1,366,591,030
18_53XXXXX	UYU	150,000,000	5,216,484	12.25	7-Sep-17
	Sum Of Notional	150,000,000	5,216,484
18_22XXXXX	ZAR	500,000,000	38,641,668	8.00	27-Jul-17
18_27XXXXX	ZAR	360,000,000	27,628,550	—	30-Aug-17
18_50XXXXX	ZAR	155,000,000	11,983,918	5.91	1-Sep-17
	Sum Of Notional	1,015,000,000	78,254,136

TOTAL NEW MARKET BORROWINGS	Sum Of Notional		3,117,124,560

Medium and Long-Term Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
13_04XXXXX	AUD	800,000,000	633,600,000	3.25	26-Jul-17
13_47XXXXX	AUD	350,000,000	277,200,000	3.25	26-Jul-17
17_200YXXX	AUD	45,000,000	36,022,500	3.00	14-Sep-17
	Sum Of Notional	1,195,000,000	946,822,500
15_14XXXXX	BRL	209,100,000	66,613,571	8.52	27-Jul-17
13_69_B2XX	BRL	13,980,000	4,527,569	5.00	11-Sep-17
16_56_B1XX	BRL	24,830,000	8,041,454	0.50	11-Sep-17
16_70_B3XX	BRL	42,750,000	13,845,033	10.47	11-Sep-17
14_38_B1XX	BRL	22,360,000	7,154,628	8.84	13-Sep-17
15_143XXXX	BRL	30,000,000	9,427,144	—	29-Sep-17
15_171XXXX	BRL	30,000,000	9,427,144	—	29-Sep-17
15_42XXXXX	BRL	50,000,000	15,711,906	—	29-Sep-17
	Sum Of Notional	423,020,000	134,748,449
16_12XXXXX	CNY	300,000,000	44,591,431	—	31-Jul-17
16_22XXXXX	CNY	500,000,000	74,940,048	—	14-Aug-17
	Sum Of Notional	800,000,000	119,531,479
17_21_B1XX	GHS	30,000,000	6,787,330	19.70	7-Sep-17
	Sum Of Notional	30,000,000	6,787,330

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date

September 30, 2017

Medium and Long-Term Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
04_43XXXXX	HKD	200,000,000	25,560,249	5.53	29-Aug-17
	Sum Of Notional	200,000,000	25,560,249
17_245_B1X	JPY	21,460,000,000	187,883,033	1.30	10-Jul-17
17_93_B1XX	JPY	555,000,000	4,989,885	5.00	29-Jul-17
16_49_B1XX	JPY	550,000,000	4,974,000	8.00	31-Jul-17
16_67_B1XX	JPY	550,000,000	5,032,252	8.00	24-Aug-17
	Sum Of Notional	23,115,000,000	202,879,170
17_171_B1X	MXN	544,000,000	30,767,491	—	22-Aug-17
	Sum Of Notional	544,000,000	30,767,491
17_199XXXX	NGN	500,000,000	1,586,045	20.00	17-Aug-17
17_35XXXXX	NGN	5,000,000,000	15,860,450	20.00	17-Aug-17
17_44XXXXX	NGN	2,900,000,000	9,228,322	19.00	25-Aug-17
	Sum Of Notional	8,400,000,000	26,674,817
13_19XXXXX	NZD	300,000,000	215,745,000	3.50	5-Sep-17
	Sum Of Notional	300,000,000	215,745,000
13_72_B3XX	RUB	160,000,000	2,688,028	2.00	14-Jul-17
17_20XXXXX	RUB	1,500,000,000	25,244,026	8.50	27-Jul-17
	Sum Of Notional	1,660,000,000	27,932,054
15_183XXXX	TRY	6,700,000	1,900,709	8.00	31-Jul-17
16_25XXXXX	TRY	6,700,000	1,883,186	8.10	29-Sep-17
	Sum Of Notional	13,400,000	3,783,895
17_150_B1X	USD	309,300	309,300	—	11-Jul-17
17_162_B1X	USD	372,080	372,080	—	11-Jul-17
17_150_B2X	USD	985,250	985,250	—	18-Jul-17
16_07_B1XX	USD	18,000,000	18,000,000	1.00	14-Aug-17
17_55XXXXX	USD	150,000,000	150,000,000	1.31	7-Sep-17
15_39_B2XX	USD	5,345,000	5,345,000	2.00	15-Sep-17
17_162_B2X	USD	509,310	509,310	—	18-Sep-17
17_177_B1X	USD	742,040	742,040	—	18-Sep-17
17_61XXXXX	USD	15,000,000	15,000,000	0.95	21-Sep-17
17_213_B1X	USD	30,000,000	30,000,000	2.00	25-Sep-17
	Sum Of Notional	221,262,980	221,262,980
17_211_B1X	UYU	141,000,000	4,908,616	11.50	14-Jul-17
	Sum Of Notional	141,000,000	4,908,616
B14_500XXX	ZMW	150,000,000	16,438,356	15.00	4-Sep-17
	Sum Of Notional	150,000,000	16,438,356

TOTAL MATURED MARKET BORROWINGS	Sum Of Notional		1,983,842,386

Matured IBRD and IDA Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
047970_02X	USD	196,190,944	196,190,944	0.93	7-Aug-17
15_30XXXXX	USD	65,993,826	65,993,826	1.84	15-Sep-17
	Sum Of Notional	262,184,770	262,184,770

TOTAL MATURED IBRD AND IDA BORROWINGS			262,184,770

Net Decrease in Short-term Borrowings for the quarter ended September 30, 2017			297,265,194.00

*	Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date

December 31, 2017

New Medium and Long-Term Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
18_70XXXXX	AUD	350,000,000	275,397,500	2.80	4-Oct-17
18_98XXXXX	AUD	50,000,000	38,447,500	3.20	9-Nov-17
18_111XXXX	AUD	50,000,000	37,732,500	3.20	17-Nov-17
18_124XXXX	AUD	50,000,000	37,832,500	3.20	30-Nov-17
18_126XXXX	AUD	2,000,000	1,504,300	3.10	7-Dec-17
18_147XXXX	AUD	50,000,000	38,355,000	3.20	20-Dec-17
18_159XXXX	AUD	50,000,000	39,100,000	3.20	29-Dec-17
	Sum Of Notional	602,000,000	468,369,300
18_72XXXXX	BRL	16,000,000	5,091,488	—	4-Oct-17
18_88XXXXX	BRL	16,000,000	4,936,367	—	25-Oct-17
18_82XXXXX	BRL	76,090,000	23,167,446	6.23	31-Oct-17
18_106XXXX	BRL	75,000,000	22,836,264	7.50	13-Nov-17
18_107XXXX	BRL	4,000,000	1,209,702	6.20	16-Nov-17
18_109XXXX	BRL	46,000,000	14,018,407	0.50	17-Nov-17
18_110XXXX	BRL	57,000,000	17,370,634	0.50	17-Nov-17
18_128XXXX	BRL	8,000,000	2,466,585	—	6-Dec-17
18_141XXXX	BRL	75,000,000	22,776,622	7.50	18-Dec-17
18_121XXXX	BRL	14,000,000	4,249,507	7.10	21-Dec-17
18_156XXXX	BRL	10,000,000	3,025,398	6.20	28-Dec-17
	Sum Of Notional	397,090,000	121,148,420
18_577YYYX	BWP	260,000,000	25,103,000	4.00	1-Dec-17
	Sum Of Notional	260,000,000	25,103,000
18_113XXXX	CLP	4,400,000,000	6,948,722	2.05	20-Nov-17
	Sum Of Notional	4,400,000,000	6,948,722
18_76XXXXX	CNY	75,000,000	11,370,528	3.91	11-Oct-17
18_101XXXX	CNY	19,000,000	2,861,015	3.90	13-Nov-17
18_102XXXX	CNY	47,000,000	7,077,247	3.92	13-Nov-17
18_103XXXX	CNY	47,000,000	7,077,247	3.77	13-Nov-17
18_115XXXX	CNY	173,000,000	26,145,174	3.10	22-Nov-17
18_137XXXX	CNY	100,000,000	15,131,455	4.00	14-Dec-17
18_142XXXX	CNY	47,000,000	7,117,815	4.07	19-Dec-17
18_143XXXX	CNY	18,800,000	2,847,126	4.05	19-Dec-17
18_144XXXX	CNY	47,000,000	7,117,815	4.07	19-Dec-17
18_145XXXX	CNY	56,400,000	8,541,378	4.03	19-Dec-17
	Sum Of Notional	630,200,000	95,286,800
18_83XXXXX	COP	3,000,000,000	1,025,553	—	19-Oct-17
	Sum Of Notional	3,000,000,000	1,025,553
18_510XXXX	INR	10,000,000,000	154,047,601	6.30	13-Oct-17
18_571XXXX	INR	13,000,000,000	199,004,975	5.85	16-Nov-17
18_571_2XX	INR	7,500,000,000	116,464,148	5.85	12-Dec-17
	Sum Of Notional	30,500,000,000	469,516,724
18_108XXXX	JPY	1,123,000,000	10,095,743	0.10	27-Nov-17
18_119XXXX	JPY	1,174,000,000	10,411,955	0.10	7-Dec-17
18_131XXXX	JPY	433,000,000	3,820,532	0.10	13-Dec-17
18_138XXXX	JPY	126,000,000	1,109,692	0.10	21-Dec-17
	Sum Of Notional	2,856,000,000	25,437,922
18_582XXXX	KZT	1,335,000,000	3,974,338	7.00	15-Dec-17
	Sum Of Notional	1,335,000,000	3,974,338
18_112XXXX	MXN	2,000,000,000	105,242,109	—	21-Nov-17
18_148XXXX	MXN	1,200,000,000	62,383,032	7.00	20-Dec-17
	Sum Of Notional	3,200,000,000	167,625,141
18_92XXXXX	RON	155,000,000	39,683,556	2.03	25-Oct-17
	Sum Of Notional	155,000,000	39,683,556
18_584XXXX	RSD	507,025,000	4,996,797	3.75	11-Dec-17
	Sum Of Notional	507,025,000	4,996,797

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2017
New Medium and Long-Term Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
18_80XXXXX	RUB	500,000,000	8,715,205	8.75	17-Oct-17
18_97XXXXX	RUB	500,000,000	8,476,861	6.75	7-Nov-17
18_123XXXX	RUB	500,000,000	8,522,243	6.38	1-Dec-17
18_129XXXX	RUB	70,000,000	1,181,551	5.00	7-Dec-17
	Sum Of Notional	1,570,000,000	26,895,860
18_122XXXX	SEK	200,000,000	23,906,573	1.25	1-Dec-17
18_162XXXX	SEK	100,000,000	12,193,040	1.25	29-Dec-17
	Sum Of Notional	300,000,000	36,099,613
18_73XXXXX	TRY	20,000,000	5,612,932	6.00	4-Oct-17
18_74XXXXX	TRY	4,000,000	1,090,810	8.80	11-Oct-17
18_75XXXXX	TRY	50,000,000	13,635,124	—	11-Oct-17
18_77XXXXX	TRY	35,000,000	9,544,587	10.00	11-Oct-17
18_758XXXX	TRY	100,000,000	27,352,298	10.40	13-Oct-17
18_79XXXXX	TRY	50,000,000	13,671,288	10.75	17-Oct-17
18_78XXXXX	TRY	25,000,000	6,829,855	—	19-Oct-17
18_84XXXXX	TRY	40,000,000	10,925,977	—	20-Oct-17
18_85XXXXX	TRY	12,000,000	3,245,348	8.80	23-Oct-17
18_86XXXXX	TRY	35,000,000	9,415,943	11.00	24-Oct-17
18_89XXXXX	TRY	50,000,000	13,399,617	—	25-Oct-17
18_91XXXXX	TRY	100,000,000	26,799,234	—	25-Oct-17
18_94XXXXX	TRY	30,000,000	7,852,170	6.00	27-Oct-17
18_93XXXXX	TRY	50,000,000	13,245,033	—	30-Oct-17
18_90XXXXX	TRY	50,000,000	13,098,435	—	1-Nov-17
18_95XXXXX	TRY	12,000,000	3,146,303	8.80	2-Nov-17
18_100XXXX	TRY	30,000,000	7,753,040	8.80	10-Nov-17
18_105XXXX	TRY	50,000,000	12,898,399	10.75	13-Nov-17
18_104XXXX	TRY	300,000,000	77,230,017	—	15-Nov-17
18_96XXXXX	TRY	3,400,000	878,894	0.50	16-Nov-17
18_114XXXX	TRY	40,000,000	10,085,729	11.10	22-Nov-17
18_81XXXXX	TRY	3,500,000	888,550	9.25	24-Nov-17
18_117XXXX	TRY	15,000,000	3,827,507	8.80	27-Nov-17
18_116XXXX	TRY	230,000,000	58,509,285	11.20	28-Nov-17
18_120XXXX	TRY	50,000,000	12,627,698	—	29-Nov-17
18_127XXXX	TRY	35,000,000	9,054,222	11.00	5-Dec-17
18_134XXXX	TRY	50,000,000	12,929,920	10.75	7-Dec-17
18_133XXXX	TRY	15,000,000	3,899,142	8.80	8-Dec-17
18_135XXXX	TRY	10,000,000	2,599,428	—	8-Dec-17
18_139XXXX	TRY	50,000,000	12,906,557	—	14-Dec-17
18_140XXXX	TRY	20,000,000	5,202,914	—	19-Dec-17
18_149XXXX	TRY	25,000,000	6,543,903	—	21-Dec-17
18_155XXXX	TRY	15,000,000	3,938,041	8.80	28-Dec-17
18_160XXXX	TRY	50,000,000	13,126,805	—	28-Dec-17
	Sum Of Notional	1,654,900,000	433,765,005
18_87XXXXX	USD	1,000,000,000	1,000,000,000	2.00	24-Oct-17
18_99XXXXX	USD	250,000,000	250,000,000	0.07	9-Nov-17
18_130XXXX	USD	50,000,000	50,000,000	3.66	13-Dec-17
18_136XXXX	USD	100,000,000	100,000,000	3.69	20-Dec-17
18_161XXXX	USD	150,000,000	150,000,000	0.07	29-Dec-17
	Sum Of Notional	1,550,000,000	1,550,000,000
18_71XXXXX	UYU	200,000,000	6,852,835	12.25	10-Oct-17
	Sum Of Notional	200,000,000	6,852,835
18_132XXXX	ZAR	14,000,000	1,027,915	6.80	8-Dec-17
	Sum Of Notional	14,000,000	1,027,915

TOTAL NEW MARKET BORROWINGS			3,483,757,501

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2017
Medium and Long-Term Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
14_73_B1XX	AUD	3,710,000	2,856,144	3.25	2-Nov-17
	Sum Of Notional	3,710,000	2,856,144
16_59_B3XX	BRL	22,760,000	7,193,312	11.12	2-Oct-17
16_185_B1X	BRL	80,000,000	24,825,831	7.00	28-Nov-17
15_72XXXXX	BRL	64,260,000	19,742,845	8.50	4-Dec-17
14_38XXXXX	BRL	77,000,000	23,387,550	8.84	20-Dec-17
	Sum Of Notional	244,020,000	75,149,538
17_151XXXX	CLP	6,790,000,000	10,701,424	3.40	22-Nov-17
	Sum Of Notional	6,790,000,000	10,701,424
15_511XXXX	CRC	833,333,333	1,463,567	7.86	15-Nov-17
	Sum Of Notional	833,333,333	1,463,567
13_55XXXXX	DOP	390,000,000	8,103,896	10.50	30-Nov-17
	Sum Of Notional	390,000,000	8,103,896
13_57XXXXX	GHS	22,000,000	4,849,179	14.90	28-Dec-17
	Sum Of Notional	22,000,000	4,849,179
04_99XXXXX	HKD	195,000,000	24,951,217	—	29-Dec-17
	Sum Of Notional	195,000,000	24,951,217
15_162_B1X	JPY	2,200,000,000	19,737,137	3.83	24-Nov-17
07_48_B1XX	JPY	500,000,000	4,494,988	4.00	27-Nov-17
15_187_B1X	JPY	3,144,000,000	27,737,097	6.00	11-Dec-17
18_21_B1XX	JPY	1,000,000,000	8,822,232	2.78	11-Dec-17
	Sum Of Notional	6,844,000,000	60,791,454
16_46XXXXX	NZD	9,000,000	6,230,700	1.95	24-Oct-17
10_09XXXXX	NZD	150,000,000	105,375,000	6.25	15-Dec-17
16_74XXXXX	NZD	7,060,000	4,951,531	2.00	22-Dec-17
	Sum Of Notional	166,060,000	116,557,231
17_221_B1X	PEN	23,500,000	7,263,511	5.00	4-Dec-17
	Sum Of Notional	23,500,000	7,263,511
13_51XXXXX	RUB	5,000,000,000	86,017,658	3.00	27-Nov-17
13_52XXXXX	RUB	5,000,000,000	86,017,658	3.00	27-Nov-17
13_569CXXX	RUB	850,000,000	14,623,002	3.00	27-Nov-17
	Sum Of Notional	10,850,000,000	186,658,318
18_46_B1XX	TRY	3,580,000	999,163	8.90	3-Oct-17
13_43XXXXX	TRY	6,800,000	1,720,430	5.30	21-Nov-17
16_55XXXXX	TRY	7,300,000	1,852,275	8.65	30-Nov-17
	Sum Of Notional	17,680,000	4,571,868
17_108XXXX	USD	25,000,000	25,000,000	0.86	23-Oct-17
17_162_B3X	USD	556,880	556,880	—	13-Nov-17
11_41XXXXX	USD	2,000,000,000	2,000,000,000	2.13	17-Nov-17
17_143XXXX	USD	20,000,000	20,000,000	5.70	4-Dec-17
17_144XXXX	USD	50,000,000	50,000,000	3.76	4-Dec-17
17_252_B1X	USD	576,940	576,940	—	11-Dec-17
18_54_B1XX	USD	548,670	548,670	—	11-Dec-17
13_49XXXXX	USD	1,000,000,000	1,000,000,000	0.63	21-Dec-17
	Sum Of Notional	3,096,682,490	3,096,682,490

TOTAL MATURED MARKET BORROWINGS			3,600,599,837

Matured IBRD and IDA Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date

TOTAL MATURED IBRD AND IDA BORROWINGS			—

Net Increase in Short-term Borrowings for the quarter ended December 31, 2017			284,457,568

*	Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.